Exhibit 2.1

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2009

EQUINOX MINERALS LIMITED

155 University Avenue

Suite 1701

Toronto, Ontario

M5H 3B7

March 15, 2010

GENERAL MATTERS

Unless otherwise indicated, the information in this Annual Information Form (“AIF”) is given as of December 31, 2009. All amounts in this AIF are expressed in United States dollars unless otherwise indicated. References to “Cdn$” are to Canadian dollars and “A$” are to Australian dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performances of Equinox, its subsidiaries and their respective projects, the timing and amount of estimated future production, estimated costs of future production, capital, operating and exploration expenditures, costs and timing of the development of the Lumwana Project (as defined below), the future price of copper and uranium, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the costs of Equinox’s hedging policy, costs and timing of future exploration, requirements for additional capital, government regulation of exploration, development and mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, and limitations of insurance coverage.

Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “is expecting”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. The purpose of forward-looking information is to provide the reader with information about management’s expectations and plans for 2010.

Readers are cautioned that forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Equinox and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, those factors discussed in the section entitled “Risk Factors” in this AIF.

Although Equinox has attempted to identify statements containing important factors that could cause actual actions, event or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is made as of the date of this AIF based on the opinions and estimates of management on the date statements containing such forward-looking information are made.

Except as required by law, Equinox disclaims any obligation to update any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

EQUINOX MINERALS LIMITED

Equinox Minerals Limited (“Equinox” or the “Company”) was incorporated under the Canada Business Corporations Act on January 19, 2004. The registered and records office of Equinox is located at 155 University Avenue, Suite 1701, Toronto, Ontario, M5H 3B7, Canada. Subsidiaries of Equinox maintain corporate offices at 50 Kings Park Road, West Perth, WA 6005, Australia, and at a site office at the Lumwana Project in Zambia (the “Lumwana Project”).

Intercorporate Relationships

Equinox was established for the purpose of becoming the Canadian holding company and to carry on the business of Equinox Resources Limited (“Equinox Resources”), a company incorporated in 1993 under the Australian Corporations Act 2001 (Cth), pursuant to a court-approved scheme of arrangement under Australian law and an implementation agreement dated April 22, 2004 between Equinox and Equinox Resources. Equinox common shares have been listed for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “EQN” since June 29, 2004 and Equinox CHESS Depository Interest (“CDIs”) have been listed for trading on the Australian Securities Exchange (the “ASX”) since June 24, 2004, also under the trading symbol “EQN”.

Equinox common shares and CDIs can be converted each into the other on a one-for-one basis.

The following diagram illustrates the material intercorporate relationships among Equinox and its subsidiaries, including each company’s jurisdiction of incorporation. Equinox owns 100% of the outstanding securities of all of its subsidiaries.

Corporate Structure

Material Subsidiaries

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Equinox is an international mining and exploration company that has been an active explorer since 1993. The principal assets of Equinox consist of a 100% interest in the Lumwana Project and interests in a number of exploration projects in Zambia, Peru and Australia. The Lumwana Project was commissioned in December 2008 at a nameplate capacity of 20 million tonnes per annum (“Mtpa”). Equinox’s objective is to reduce operating costs over time and increase throughput from 20 Mtpa to 24 Mtpa through an expansion program through optimization and de-bottlenecking. A further medium-term expansion objective to increase throughput to at least 30 Mtpa will be the subject of a feasibility study. In addition, Equinox maintains an active “pipeline” of exploration projects.

Equinox Resources was formed in 1993 by the technical team involved in a number of significant discoveries for Hunter Resources Limited during the mid-1980s to early-1990s. The leaders of this team, Craig Williams and the late Dr. Bruce Nisbet, co-founded Equinox Resources. Equinox Resources listed on the ASX in 1994 with a portfolio of exploration properties in Australia with a focus on Archaean gold and Iron Oxide Copper-Gold (“IOCG”) type deposits.

Since 1999, Equinox Resources has focused its efforts on the Lumwana Project, completing a pre-feasibility study in 2000, a bankable feasibility study (the “BFS”) in 2003, a definitive feasibility study (the “DFS”) in 2005, and a uranium feasibility study (the “UFS”) in 2008. Equinox commenced the construction of the Lumwana Project in the fourth quarter of 2005, with the project being commissioned in December 2008. See “The Lumwana Project — Development and Operating Activities” below.

Although Equinox has been focusing on the development of the Lumwana Project mine (the “Lumwana Mine”), it has maintained an exploration effort in Zambia, which focused throughout 2009 on the 1,355 km2 Large Scale Mining License (“LML-49”) that surrounds the Lumwana Mine. Extensive soil sampling, induced polarization (“IP”) geophysics and spectrometer surveys were conducted throughout the year. New targets were identified at North Dome, the Kamshinwi, Mutoma and Odile (formerly West Malundwe), as well as additional potential at both the Chimiwungo resource and Lubwe prospect.

The Company was granted the Mufapanda large scale prospecting license on November 9, 2009.

The Lumwana Project

The Lumwana Project is located in the North-Western Province of Zambia, 220 km northwest of the Zambian Copperbelt, one of the world’s most significant copper producing regions. Equinox owns 100% of the Lumwana Project.

Equinox Resources acquired its interest in the Lumwana Project by forming a joint venture with Phelps Dodge Mining (Zambia) Ltd., a subsidiary of Phelps Dodge Corporation (“Phelps Dodge”) on August 27, 1999. Equinox obtained a 51% interest in the Lumwana Project by completing the BFS and spending in excess of $10.0 million on exploration of the property. On June 25, 2003, Equinox Resources and Phelps Dodge signed a letter of intent, as amended, for the acquisition by Equinox Resources of Phelps Dodge’s remaining 49% interest in the Lumwana Project, and subsequently entered into an agreement pursuant to which Equinox would acquire the Phelps Dodge interest by paying $5.0 million. Equinox exercised this option and acquired the remaining 49% interest in the Lumwana Project from Phelps Dodge on December 31, 2004. Phelps Dodge retained a 1% net smelter return royalty which Equinox had an option to acquire for a payment of $12.8 million upon the commencement of commercial production. Following commencement of ore commissioning of the Lumwana Mine on December 3, 2008, Equinox advised Phelps Dodge that it intended to extinguish the royalty, which it did in September 2009.

Development and Operating Activities

During the past three years, the development and operating activity highlights for the Lumwana Project include the following:

2007

•	Total on-site construction workforce increased to over 3,850 employees;

•	Machine assembly and handover of mining equipment proceeded largely on schedule with eleven haul trucks and two excavators commissioned;

•	Mining of the Malundwe deposit commenced in April 2007;

•	Process plant overall detailed design was completed;

•	All long lead items were delivered to the site;

•	Bulk earthworks were completed on the water and tails storage facilities;

•	All transformers were energized in the Lumwana substation by ZESCO Limited (“ZESCO”), Zambia’s national power supply authority;

•	Town housing availability for occupancy purposes reached 320 houses with the remainder of the workers accommodated in the construction camp;

•	Continued good progress was achieved on the T5 Highway, with repairs between the Mutanda to Lumwana turn off segment taking place; and

•	Construction progressed past the 75% completion point in November 2007, remaining on schedule and on budget.

2008

•	Total on-site construction workforce increased to over 4,700 employees;

•	Commissioning commenced in April 2008, with the electrification of the main Lumwana 33kV substation which was energized with mains/grid power from ZESCO;

•

Commissioning of the raw water system was completed in May 2008, with the testing and pumping of the process plant raw water system and reclaiming raw water from the project’s completed raw water dam, and with pumping tests achieving design rates of 500 m3 per pump station;

•

Equinox secured long-term land title to approximately 350 km2 of township and mine operating areas at its Large Scale Mining License for the Lumwana Project in May 2008. While not required to conduct mine development and production operations, this title permits Equinox to manage and administer the Lumwana surface rights, including the planned subdivision to deliver employee home ownership and other commercial developments within the Lumwana Township;

•

Following an extensive testing and commissioning program of the mills, commissioning of the SAG mill commenced in June 2008 when the mill was fully energized and rotated using Siemens ‘gearless mill drives’;

•	Commissioning of the primary crusher commenced in June 2008;

•

On July 7, 2008, an electrical fire occurred at the processing plan and caused damage to a transformer and adjacent substation, which resulted in delays to commissioning and the commencement of copper concentrate production. Equinox’s insurance syndicate accepted indemnity for the incident and the claim process is underway;

•

Equinox accepted handover of the primary crushing and conveying circuit in September 2008 from a joint venture between Ausenco International Pty Ltd and Bateman Minerals and Metals Pty Ltd (“ABV”) which had been awarded the contract for the implementation phase of the Lumwana Project in 2006;

•	Equinox successfully commissioned and put into production its first electric shovel in October 2008;

•

Equinox accepted handover of the process plant and other related infrastructure from ABV in November 2008, reaching practical completion and attaining the final milestone under the Engineering, Procurement and Construction Contract (the “EPC Contract”) that was signed with ABV in October 2006;

•	Commissioning of the final stage of Lumwana’s process plant with ore commenced in early December 2008;

•	A total of approximately 1.1 million tonnes of ore was processed, producing 7,205 tonnes of copper in concentrate; and

•	Town housing availability for occupancy purposes reached 460, with the relocation and long-term occupancy of such hosing by Equinox’s employees commencing late in the second quarter of 2008.

2009

•	Total on-site workforce decreased to 3,850 personnel, 1,350 being direct employees of Equinox;

•

Town housing availability for occupancy purposes reached 734 and commercial and retail developments (including a supermarket that opened in September 2009) in the Lumwana Township advanced, and a self-sustaining modern town environment is developing;

•	Mine activities continued to ramp up towards design production levels;

•	Copper production steadily improved throughout the year towards nameplate capacity, with a total of 109,413 tonnes of copper in concentrate produced, generating revenues of $532 million;

•

Operating profit achieved was $195.7 million. Operating profit is stated for the nine month period ended December 31, 2009 due to commercial production commencing on April 1, 2009. (The term “operating profit” is a non-GAAP financial measure. For a reconciliation of the Company’s operating profit to the Company’s GAAP income statement, please refer to the section entitled “Non-GAAP Financial Measures” in management’s discussion and analysis (“MD&A”) of the Company’s audited comparative consolidated financial statements for the year ended December 31, 2009, which is available on SEDAR at www.sedar.com and which section is incorporated by reference herein);

•

Operating profit was subsequently offset by non-cash derivative instrument losses resulting from the rising copper price leading to a net loss position, after tax, of $183.1 million. This is primarily related to Equinox’s remaining hedge book being marked to market at a copper price that has strengthened throughout the reporting period. Revenue was positively impacted by this strengthening copper price and the commencement of commercial production at Lumwana;

•

Realized copper price, net of smelter treatment charges, was $2.61 per pound and 20,402 tonnes of payable copper was provisionally priced at $3.33 per pound ($7,356 per tonne) and remained subject to final pricing adjustment during the first quarter of 2010;

•	Mine productivity improved, with total annual ore production of 13.1 million tonnes being achieved;

•	Process plant recoveries achieved 92% in the final quarter of 2009, the improved performance reflecting the reduced proportion of transitional ore being processed;

•	Plant feed grade averaged 0.95% copper for the year;

•

Cash (C1) operating costs for the year averaged $1.49 per pound of copper. The Company will continue to focus on cost management initiatives as Lumwana ramps up to full production. (The term “cash (C1) operating costs” is a non-GAAP financial measure. For a reconciliation of the Company’s cash (C1) operating costs to the Company’s GAAP income statement, please refer to the section entitled “Non-GAAP Financial Measures”) in the MD&A of the Company’s audited comparative consolidated financial statements for the year ended December 31, 2009, which is available on SEDAR at www.sedar.com and which section is incorporated by reference herein);

•	Mining and stockpiling of uranium mineralization continued with the stockpile at year end standing at approximately 2.5mt of 1,000 ppm uranium and 0.8% copper;

•	Hitachi has agreed to deliver five additional EH4500 dump trucks (240 tonnes) by mid-2010 to expedite the recovery of lost availability hours on the existing fleet;

•

An additional Caterpillar light mining fleet (including 16 x 40-tonne dump trucks, 5 x 100- tonne dump trucks, 2 x excavators and 3 x bulldozers) was acquired to help accelerate stripping of weathered material;

•

The 2008/2009 wet season was reported in Zambia as being the wettest in 40 years. Following the experience of mining at Lumwana during the 2008/2009 wet season, Equinox substantially enhanced pit preparation for the 2009/2010 wet season. Diversion channels to control surface water ingress into the pit were constructed, substantial sumps were excavated for the collection of in-pit water, pumping capacity was doubled from 2008 levels, and all main ramps and roads were sheeted and resurfaced to improve road conditions, particularly during wet periods;

•	Mr. Adam Wright, a mineral processing engineer, was hired as Managing Director of Equinox’s wholly-owned Zambian subsidiary, Lumwana Mining Company Limited (“LMC”), in October 2009;

•	Mr. Harry Michael resigned as Vice President, Operations and Chief Operating Officer of Equinox in December 2009; and

•

In December 2009, Equinox announced that Mr. Colin (Cobb) Johnstone, a mining engineer with over 25 years experience in the copper, gold and metaliferous mining industries (including both large open cut and underground operations) would become Chief Operating Officer of Equinox in January 2010.

To the end of December 2009, Equinox has processed 13.7 million dry metric tonnes of ore at Lumwana, producing 109,413 tonnes of copper in concentrate at an average concentrate grade of approximately 43% copper. Concentrate deliveries commenced in December 2008.

The ramp up to full production at the Lumwana Mine will continue through the first half of 2010, with a target of achieving design throughput rate of 20 Mtpa for the mine and mill in the second half of 2010. Target production for 2010 is approximately 135,000 tonnes of copper in concentrate at a cash (C1) operating cost of $1.35/lb Cu. The term “cash (C1) operating cost” is a non-GAAP measure. For a reconciliation of the Company’s cash (C1) operating cost measure to the Company’s GAAP income statement, please refer to the section entitled “Non-GAAP Financial Measures” in the MD&A of the

Company’s audited comparative consolidated financial statements for the year ended December 31, 2009, which is available on SEDAR at www.sedar.com and which section is incorporated by reference herein.

Meeting the 2010 production target of approximately 135,000 tonnes of copper concentrate is dependent on a range of factors, including performance of the mine and mill during the wet season, which Equinox expects to particularly impact the first quarter of 2010, improvement in the availability and utilization of the mining fleet, and performance of the processing plant. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

In May 2009, Equinox entered into a five-year concentrate offtake agreement with Konkola Copper Mines plc (“KCM”) for annual quantities of between 70,000 and 80,000 metric tonnes of copper concentrates from Lumwana Mine, with an option by mutual agreement for additional annual quantities of Lumwana copper concentrates under the same terms as the agreement.

Equinox’s concentrate offtake agreement with KCM supplements its primary long-term offtake agreement with the Chambishi Copper Smelter (“CCS”), which in the aggregate account for the majority of forecast production at Lumwana. During 2009, Equinox ramped up concentrate deliveries to its primary offtaker, CCS, which commissioned a new copper smelter at CCS on the Zambian Copperbelt. Equinox supplies CCS’s new smelter with concentrate under a five year “take or pay” contract, with annual commitments of 100,000 tonnes of copper contained in approximately 230,000 tonnes of Lumwana concentrates per year. Equinox also commenced delivering concentrate to KCM’s smelter at Nchanga on the Zambian Copperbelt during 2009. Offtake agreements also exist with international traders active on the Zambian Copperbelt to maintain distribution flexibility should the need arise.

Lumwana Uranium Project

In April 2008, Equinox released the results of the UFS on the design of a treatment facility for the uranium ore stockpile that will result from the selective mining of the discrete, high grade uranium zones within the Lumwana copper orebodies (the “Lumwana Uranium Project”). The facility could recover approximately 2.0 million pounds of uranium oxide (U3O8) and 12,800 tonnes of copper concentrate per year. The UFS showed that the plant is estimated to cost approximately $200 million in preproduction capital to build.

Subsequent to the release of the UFS, the Government of the Republic of Zambia (“GRZ”) implemented its guidelines for uranium mining, processing and export that are consistent with International Atomic Energy Agency guidelines and the Nuclear Non-proliferation Treaty. The GRZ approved the Lumwana Uranium Environmental Impact Assessment in May 2009.

The decision to proceed with development of the Lumwana Uranium Project will depend, subject to approval by the Equinox board of directors (the “Board of Directors”), on a number of factors, including the availability of satisfactory financing, the market prices for uranium oxide, and the negotiation of acceptable offtake terms. Should Equinox be successful in negotiating viable uranium offtake agreements and securing the requisite project capital financing, management estimates plant construction will take approximately 18 to 24 months. In the interim, high grade uranium ore is being stockpiled at Lumwana. To the end of 2009, the stockpile of uranium ore on the Run of Mine (“ROM”) pad totalled 2.51 million tonnes at 1,006 ppm uranium and 0.82% copper.

Financing Activities

During the past three years, Equinox has completed the following financing transactions related to the development of the Lumwana Project:

On January 9, 2007, Equinox issued a total of 2,950,212 common shares in equal amounts to Ausenco Projects Limited (“Ausenco”) and Bateman International Projects BV (“Bateman”), a subsidiary of Bateman Engineering NV in connection with the execution of the $407.6 million Lumwana Project fixed price EPC Contract. The issuances were made at a price of Cdn$1.7189 per common share as a payment in the amount of Cdn$5.1 million ($4.3 million) which amount formed a portion of the first quarterly milestone payment under the terms of the EPC Contract.

On March 6, 2007, Equinox issued 105,625,000 units (“Units”) in a Canadian public offering at an offer price of Cdn$2.00 per Unit. Aggregate gross proceeds were Cdn$211.3 million ($179.3 million) and aggregate net proceeds were Cdn$201.6 million ($171.1 million). Each Unit consists of one common share in the capital of Equinox and one-quarter of one share purchase warrant. Each full warrant was exercisable for one common share at an exercise price of Cdn$2.30 per share for a period of 14 months following the closing of the offering. In addition, Equinox established a $45.0 million contingent funding credit facility (the “Contingent Funding Facility”) to be used should cost overruns occur or for corporate purposes following project completion.

On September 24, 2007, Equinox issued a total of 1,108,544 common shares to each of Ausenco and Bateman in equal amounts, representing a portion of the second quarterly milestone payment under the terms of the EPC Contract. The issuances were made at a price of Cdn$3.8951 per common share as a payment in the amount of Cdn$4.3 million ($4.3 million).

On January 18, 2008, Equinox issued a total of 823,752 common shares to each of Ausenco and Bateman in equal amounts, representing a portion of the third quarterly milestone payment under the terms of the EPC Contract. The issuances were made at a price of Cdn$5.39 per common share as a payment in the amount of Cdn$4.4 million ($4.3 million).

Out of the 26,406,250 common share purchase warrants that were issued as part of Equinox’s offering of Units on March 6, 2007 that expired on May 6, 2008, 26,403,315 were exercised raising total proceeds to Equinox of Cdn$60.7 million ($59.7 million).

On October 2, 2008, Equinox announced that it had entered into a new $80.0 million loan facility (the “New Loan Facility”) underwritten by Standard Bank Plc and Standard Chartered Bank, which was provided by certain members of the existing Lumwana Project banking syndicate. The New Loan Facility is structured on similar terms to the commercial tranche of a $582.7 million debt facility that Equinox entered into on December 1, 2006 with a syndicate of European, African and Australian based commercial lenders, development finance institutions and export credit agencies (the “Lumwana Project Debt Facility”). Equinox considered the establishment of the New Loan Facility preferable to drawing down on the Contingent Funding Facility to meet the additional working capital requirements resulting from the delayed start-up at Lumwana that resulted from the July 7, 2008 electrical fire at the Lumwana processing plant.

To support the Lumwana town development, a debt facility of $25.0 million was established in 2008 with Nederlandse Financierings-Maatshappij voor Ontwikkelingslanden N.V., the Dutch development funding institution, to complete the funding of town construction by providing the infrastructure and services component required for the Lumwana town development. This facility has not been drawn and Equinox does not plan to draw on this facility.

On December 16, 2008, Equinox issued a total of 3,973,354 common shares to each of Ausenco and Bateman in equal amounts, representing a portion of the fourth and final quarterly milestone payment under the terms of the EPC Contract. The issuances were made at a price of Cdn$1.3411 per common share as a payment in the amount of Cdn$5.3 million ($4.3 million).

On March 26, 2009, Equinox reached an agreement with its debt financiers to restructure its senior debt repayment schedule. The main terms of the new agreement are intended to smooth the principal debt repayments more evenly over the life of the loans without changing the tenor of the various facilities. The effect is that Equinox’s 2009 calendar year principal repayments were reduced from $224.9 million to $138.4 million, the majority of which ($105.2 million) fell due in September 2009.

Equinox’s $45 million cost overrun facility was extended to March 31, 2010. This facility will not be required going forward as a result of the establishment of the Corporate Facility (as defined below).

On April 22, 2009, Equinox issued a total of 102,235,000 common shares in a public offering. The offer price of Cdn$1.80 per common share raised gross proceeds of Cdn$184.2 million ($148.3 million). The net proceeds from this offering were allocated as follows: to improve Equinox’s cash position, to evaluate and fund expansion opportunities at the Lumwana Project, to purchase and extinguish a 1% net smelter return royalty in connection with the Lumwana Project, and for general corporate purposes.

On February 24, 2010, Equinox reached agreement with four leading commercial banks, Standard Bank Plc, Standard Chartered Bank, Industrial and Commercial Bank of China and BNP Paribas, to provide a new corporate loan facility totalling $400 million (the “Corporate Facility”). The Corporate Facility reflects the transition of Equinox from a developer to an operator. The Corporate Facility affords Equinox greater flexibility than the Lumwana Project Debt Facility and was used to repay the Lumwana Project Debt Facility. Equinox achieved financial close of the Corporate Facility in March 2010. The key features of the Corporate Facility include (a) a three-year $220.0 million term loan (the “Term Loan”) with a credit margin of 4.0% over LIBOR and quarterly principal and interest repayments commencing on March 31, 2010; and (b) a five-year $180.0 million revolving facility (the “Revolving Facility”) with a credit margin of 4.75% over LIBOR for the first two years and 4.0% over LIBOR thereafter and interest charges payable quarterly in arrears commencing on March 31, 2010. Equinox can request an increase in the amount available under the Term Loan by $80.0 million and/or the Revolving Facility by $100.0 million, subject to the approval of the lenders. The Corporate Facility is less restrictive than the Lumwana Project Debt Facility and does not contain any cash sweep provisions, nor does it require Equinox to maintain the existing Contingent Funding Facility.

Equinox incurred break fees of $18.6 million under the Lumwana Project Debt Facility as a result of the Corporate Facility refinancing. The $164.7 million tranche of asset backed finance for Equinox’s mining under the Lumwana Project Debt Facility, which currently totals $99 million, will remain in place following the refinancing.

DESCRIPTION OF THE BUSINESS

The Lumwana Project

The technical information in this section regarding the Lumwana Project is summarized or extracted from the “Technical Report, Lumwana Project, North Western Province, Republic of Zambia” dated June 2008 and re-filed April 2009 (the “Technical Report”) prepared by Ross Bertinshaw, Principal, Golder Associates Pty Ltd (“Golder”), Daniel Guibal, Corporate Consultant, SRK Consulting (Australasia) Pty Ltd (“SRK”), Andrew Daley, Director, Investor Resources Finance Pty Ltd (“IRF”), and Robert Rigo, Vice President – Project Development of Equinox. Each of Messrs. Bertinshaw, Guibal, Daley and Rigo is a “Qualified Person” as such term is defined in National Instrument 43-101 —Standards of Disclosure for Mineral Projects (“National Instrument 43-101”). Robert Rigo has assumed responsibility for sections of the Technical Report regarding processing plant, infrastructure, tailings and water management, SRK was responsible for the uranium resource aspects, Golder was responsible for the copper resource and mining aspects, and IRF was responsible for the financial modelling and economic analysis contained in the Technical Report and under the heading “Economic Analysis” below. Information in this section and elsewhere in this AIF arising subsequent to the date of the Technical

Report, if any, regarding the Lumwana Project is provided by Equinox management and was prepared under the supervision of Robert Rigo. Portions of the information are based on assumptions, qualifications and procedures which are not fully described in this AIF. In addition, certain technical terms used in this section are described in the Glossary to the Technical Report. Reference should be made to the full text of the Technical Report, as re-filed in April 2009, which is available for review on the System for Electronic Documents Analysis and Retrieval (SEDAR) located at www.sedar.com and on Equinox’s website, www.equinoxminerals.com.

Property Description and Location

Equinox’s 100%-owned Lumwana Project is an operating open pit mine and processing plant facility on the Central African Copperbelt in the North-Western Province of Zambia. The main objective of these facilities is to produce copper concentrate for sale and are referred to in this section as the “Lumwana Copper Project”, which together with the Lumwana Uranium Project, form the Lumwana Project. The Lumwana Project is located approximately 65 km west of the Provincial capital of Solwezi, 220 km west of the Copperbelt city of Chingola and 400 km northwest of the capital Lusaka.

Figure 1: Map of North Western Zambia

LML-49 covers an area of 1,355 km2 and includes the two major copper deposits, Malundwe and Chimiwungo, together with numerous exploration prospects, which collectively constitute the Lumwana Project. LML-49 covers copper, cobalt, gold, silver, uranium and any additional minerals that may be commercially extracted or that are required for Lumwana Project development. LML-49 was granted on January 6, 2004 and is valid for 25 years, renewable for a further 25 years.

The conditions of LML-49 include customary provisions such as the requirement to obtain government approval of Equinox’s proposed work program, development plan and environmental plan, and commitments regarding the employment and training of Zambians. Equinox considers these conditions to be reasonable and anticipates no material problems in complying with the conditions of LML-49.

Figure 2 shows the proposed layout of the Lumwana Project, including the locations of the proposed Malundwe and Chimiwungo pits in conjunction with the tailings and water dams, processing plant, proposed Lumwana Uranium Project infrastructure and township (“Lumwana Estate”).

Figure 2: Lumwana Project –Layout Drawing (Development Case)(1)

Notes:

(1)	The term “Development Case” is defined below under “— Mineral Reserves and Resources”.

Surface Rights and Land Ownership Rights in Zambia

There is no freehold property in Zambia. All land in Zambia vests in the Republican President who holds the land as trustee on behalf of the people of Zambia. Ownership of the right to exploit minerals vests in the person holding a license as issued from the Ministry of Mines. As discussed in “––Property Description and Location”, Equinox holds the mining license LML-49 for the Lumwana Project.

Equinox has also secured the long-term land title to 35,000 hectares (350 km2) of township and mine operating areas in LML-49. Land title (also known as ‘surface rights’), while not required to conduct mine development and production operations, enables Equinox to manage and administer the Lumwana surface rights, in particular the planned sub-division to deliver employee home ownership and other commercial developments within the Lumwana Township.

Lumwana Development Agreement

The Minister of Mines and Minerals Development entered into development agreements with holders of large-scale mining licences for the purpose of encouraging and protecting large-scale investments in Zambia’s mining sector. The development agreement between Equinox and the GRZ (the “Lumwana Development Agreement”) was signed on December 16, 2005, providing a 10-year stability period for the key fiscal and taxation provisions related to the Lumwana Copper Project.

Key issues defined in the Lumwana Development Agreement include a corporate tax rate of 25% and a mineral royalty of 0.6% of gross product. Capital expenditure can be deducted in the year incurred and losses can be carried forward for up to 10 years. There has been a deferral of payment of various customs and excise duties and imposts and a confirmation that there will be no withholding tax payable on the remission of profits or the repatriation of capital.

The Lumwana Development Agreement also contains provisions for: arbitration; employment matters; energy and supply; exchange control; export regulations and procedures; regulations and management of companies; mining operation, curtailment of production, resumption of production and closure; waiver of the GRZ’s sovereign immunity; investment agreements; and enforcement of foreign awards.

Incorporated in the Lumwana Development Agreement is a Copper Price Participation Agreement (the “PPA”). The PPA is triggered upon the extinguishment of the Lumwana Project Debt Facility and only if the margin between the copper price and Lumwana operating costs is above an agreed threshold. The total amount due in the event of the above occurring is capped at $50.0 million with a further $50.0 million potentially payable for a “windfall” margin between the copper price and Lumwana operating costs. The Lumwana Development Agreement contemplated a refinancing of the Lumwana Project Debt Facility and as such there is no change to the trigger for extinguishment of debt which was aligned to the date the facilities were due for full repayment which was September 30, 2015. As discussed under “Financing Activities” above, the Company achieved financial close of the Corporate Facility (refinancing of the Lumwana Project Debt) in March 2010. This refinancing did not trigger the PPA.

On April 1, 2008, the GRZ enacted a number of changes to the tax regime, particularly in relation to mining companies. The regime changes included an increase in the corporate tax from 25% to 30%, an increase in the mining royalty from 0.6% to 3%, and a number of other proposed additional imposts including a “variable profit tax”, a “windfall tax” and treatment of hedging income as separate source income. On January 30, 2009, the GRZ announced the abolition of a number of changes enacted in 2008, including removing the hedging activity quarantine provision, abolishing the windfall tax, increasing capital allowances back up to 100%. These changes took effect on April 1, 2009.

Based on local and international legal advice, Equinox believes that the 10-year stability period granted under the Lumwana Development Agreement overrides the April 2008 changes to the Zambian tax regime. However, until it resolves with the GRZ the uncertainty surrounding the application of the Lumwana Development Agreement, Equinox will measure (and during 2009 did measure) its taxation balances on the basis of the enacted legislation. These changes could result in higher tax payments in Zambia, which may be material at current commodity prices.

After expiry of the Lumwana Development Agreement, the enacted Zambian tax system will apply to the Lumwana Copper Project. The Lumwana Development Agreement does not cover the proposed Lumwana Uranium Project to which the enacted Zambian taxes will apply. The royalties and taxes that will apply to the Lumwana Uranium Project, and to the Lumwana Copper Project after the Lumwana Development Agreement expires, are described below under the heading “— Zambian Taxes”.

Project Ownership and Royalties

Equinox owns 100% of the Lumwana Project. As a result of funding the BFS, Equinox earned a 51% interest in the Lumwana Project and on December 31, 2004 it acquired the remaining 49% interest from Phelps Dodge. Phelps Dodge retained a 1% net smelter return royalty which Equinox had an option to acquire for a payment of $12.8 million upon the commencement of commercial production. Following commencement of ore commissioning at Lumwana on December 3, 2008, Equinox advised Phelps Dodge that it intended to extinguish the royalty, which it did in September 2009.

As defined in the Lumwana Development Agreement, a royalty of 0.6% of gross metal value produced from the Lumwana Copper Project is payable to the GRZ. However, as discussed above under the heading “— Development Agreement”, the GRZ increased the mining royalty from 0.6% to 3% on April 1, 2008. Based on local and international legal advice, Equinox believes that the 10-year stability period granted under the Lumwana Development Agreement overrides the April 2008 changes to the Zambian tax regime. Until it resolves the uncertainty surrounding the application of the Lumwana Development Agreement, Equinox will measure its taxation balances on the basis of the enacted legislation.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Topography

The topography of the project area is characterised by gently rolling hills incised by the Lumwana East River and its tributary streams. Elevations range from approximately 1,270 m, Relative Land (“mRL”) within the Lumwana East River watercourse to around 1,410 mRL within the general vicinity of project operations.

Transport

The main access to Lumwana is via road. The Lumwana Project plant sites are accessible via a 10 km road branching off the Northwest Highway (T-5) that links Lumwana and Solwezi to the Copperbelt and other parts of the North–Western Province. This important artery is a two-lane bitumen highway.

Air access is available in this remote location for emergency and medivac air facilities that may be required during the operational phase of the project. The nearest commercial airstrips are situated at Solwezi, 65 km to the east of the Lumwana site, and Mwinilunga, some 84 km to the west.

The type of transport required to service the mine and copper plant includes fuel tankers; 35 t capacity, covered, truck and trailer road train (B-Train) for concentrate haulage to the Copperbelt (about 250 km) at the rate of about 35 to 45 road trains per day; as well as various trucks bringing reagents, spare parts and stores inventory for the efficient operation of the project.

Climate

The region has distinct dry (May to October) and wet (November to April) seasons. Rainfall mainly occurs in heavy thunderstorms producing typical precipitation events of 20 to 40 mm. The operating season for the Lumwana Project is 365 days per year.

Vegetation

The predominant vegetation is Miombo woodland. Generally, the area is well wooded, with a good vegetation cover. The project area is not pristine due to the impacts from tree felling, charcoal burners, slash and burn agriculture and mineral exploration activities. Wetlands (dambo areas) are common along watercourses.

The soils of the area are typical of those found in sub-tropical regions, being heavily leached, low in nutrients and of poor fertility. Subsistence farming is practised using the traditional Masala method (slash-and-burn). Farming is the main source of livelihood. The main crop is cassava, with maize, sweet potatoes, beans and pineapples grown in the slightly more fertile dambo soils. Cultivated land is concentrated close to the T-5 main road and the unsealed road to Chief Mukumbi’s village. There were no permanent dwellings in the mine area, although some peripheral subsistence farming was practised and temporary wooden shelters were erected during the growing season. Project development did not require the relocation of any indigenous peoples.

There is very little wildlife in the area, mainly due to population pressure and over-hunting.

Geology

Regional Geology

The Lumwana copper, cobalt, gold and uranium deposits of Malundwe and Chimiwungo are hosted within the Mwombezhi Dome, which is a northeast trending basement dome in the western arm of the Neoproterozoic Lufilian Arc thrust fold belt. In Zambia, the Lufilian Arc contains variably deformed and metamorphosed metasediments and volcanics of the Katangan Lower and Upper Roan and the Lower and Upper Kundelungu Supergroups, unconformably overlying the basement. Subsequent to the deposition of the Katangan sequences the basin was inverted, deformed, metamorphosed and uplifted by generally north directed thrusting and folding, producing the Neoproterozoic Lufilian Arc. The regional geology of Zambia including the Zambian Copperbelt is shown below in Figure 3.

Figure 3: Zambia – Regional Geology

LML-49 covers the north-eastern lobe of the Mwombezhi Dome. A number of Lufilian age, layer parallel shear zones have been recognized in the Dome, which structurally emplace Kundelungu units within the basement, producing a series of tectonostratigraphic sheets which have been thrust over the top of the two central cores of the Mwombezhi Dome. Within LML-49 these include the Malundwe and Chimiwungo Sheets, which host the two orebodies. The local geology of the Lumwana environs is shown in Figure 4 below.

Figure 4: Lumwana Project – Local Geology

Lumwana Deposit Types and Mineralization

Deposit Types

The world-class Central African Copperbelt metallogenic province stretches from the Copperbelt, through the Katangan Province of the Democratic Republic of Congo and into the North Western Province of Zambia. The Lumwana Project lies within the North Western Province and contains two major copper deposits, Malundwe and Chimiwungo which are structurally controlled deposits of Central African Copperbelt type. Of the two major deposits, Malundwe is smaller, but with a higher copper grade and contains discrete zones of uranium and gold mineralization with occasional sporadic high cobalt (greater than 0.1%). Chimiwungo is a much larger deposit that is lower in copper grade, but it contains a number of significant high grade (greater than 0.1%) cobalt zones as well as some uranium mineralization.

Copper Mineralization

The copper mineralization at Malundwe and Chimiwungo is hosted almost entirely within high grade metamorphosed, intensely mylonitised, recrystallized muscovite–phlogopite–quartz–kyanite schists with disseminated sulphides (typically less than 5%) dominated by chalcopyrite and bornite.

The overall strike length of mineralization at Malundwe is approximately 6 km north-south, and up to 1.5 km wide (east-west) as a single ore schist horizon. The mineralization outcrops on the dome in the east, has an overall gentle dip to the west and plunges to the south. It extends to maximum depth of approximately 200 m below surface in the west and it appears closed off to the west and north but is open to the south, down plunge.

Typical cross sections through Malundwe and Chimiwungo are presented below in Figure 5 and Figure 6, respectively. Despite apparent similarities in overall morphology, note the differences in scale between the two figures.

Figure 5: Malundwe Mineralization – Cross Section (Looking North)

Figure 6: Chimiwungo Mineralization – Cross Section (Looking West)

Uranium Mineralization

The 2007 UFS drill program confirmed that uranium mineralization at Lumwana is associated with the same muscovite-phlogopite-quartz-kyanite ore schist lithology that hosts the copper mineralization. The uranium typically lies on the hanging and footwall contacts of the copper ore body.

The uranium is present as uraninite and exhibits a range in grainsize from 10 micron through to 2 cm aggregates disseminated within the silicate gangue minerals.

The UFS drilling was focused upon the two main uranium mineralized zones within the Malundwe pit referred to locally as Valeria South and Valeria North. Valeria South comprises 85% of the Malundwe uranium resources.

Valeria South is located in the southern portion of the Malundwe copper ore body. This area lies in the far central west of the copper orebody and is focussed along a north-south gently rolling anticlinal flexure in the ore schist. Along the anticline, uranium is located on the upper and lower contacts of the ore schist. The Valeria South uranium zone has a north-south strike of 1000 m, and an east-west extent of 220 m. In addition, uranium can also be found in relatively low grade, discontinuous pods in the footwall gneisses, where it is free of copper; this style of occurrence has not been targeted as the potential to generate significant tonnes and continuous ore shoots appears limited. Valeria South is open to the south.

Valeria North is located in the northern section of Malundwe. Uranium mineralization at this site is located at the same hanging wall and footwall contacts of the ore schist as at Valeria South, but its occurrence is more common within the footwall gneisses, at depth below the copper mineralization. The sequence here dips gently to the west, and it drapes on to the basement dome to the east.

Historical Exploration and Drilling

Drilling within the Malundwe deposit commenced in 1961 and the first hole at Chimiwungo was drilled in 1962. Since that time, five companies have drilled within the resource areas as follows:

•	Roan Selection Trust (“RST”) and related companies (Mwinilunga Mines (1970) Limited and Mindeco Limited) 1961-1976: 315 diamond core holes;

•	AGIP Zambia Limited - COGEMA Joint Venture 1982-1990: 135 diamond holes and 87 tricone holes;

•	Phelps Dodge 1993-1999: 27 diamond and 14 reverse circulation (“RC”) holes;

•	Equinox 2000-2003: 146 diamond holes and 486 RC holes;

•	Equinox 2004: 30 RC holes;

•	Equinox 2006: 10 RC holes and 39 diamond holes; and

•	Equinox 2007: 158 RC holes and 12 diamond holes.

Of the pre-Equinox drilling, 401 holes for 70,500 m were used for both the BFS and 2006 resource estimations. The remaining holes were not of a standard suitable for resource estimation.

The initial Equinox drilling program was completed in two phases between November 2001 and November 2002. The program was focused on resource definition drilling with a total of 520 resource drill holes for 54,797 m being drilled. In 2004, Equinox discovered the Chimiwungo North deposit approximately 300 m north of Chimiwungo. A total of 30 holes for 2,606 m were drilled. During 2004 and 2005, Equinox completed additional metallurgical and geotechnical diamond drilling to assist with copper plant and infrastructure design. A 248 hole, 12,351 m RC sterilization drilling program was completed by Equinox in September 2005 to test areas of proposed mine and copper plant infrastructure.

In February 2006, a 49 hole, 3,638 m combined RC and diamond drill program was completed to increase the hole density in the north-western portion of Chimiwungo (located within northern portion of the BFS Chimiwungo Main Pit). This enabled Inferred Mineral Resource within the area drilled to be reclassified by Golder as Indicated Mineral Resource. In April 2007, UFS drilling was initiated in the confines of the Malundwe pit design, and 158 RC holes and 12 diamond holes were drilled. Equinox drilling represents the largest proportion of the drilling used for the current resource and reserve estimation, metallurgical, geotechnical and hydrogeological studies.

Through 2008 and into 2009, drilling was conducted at the Kanga prospect IP target. Geological interpretation suggests that the area represents the continuation southwards of the Malundwe mineralization. Eighty seven RC holes (19,585 m) and 11 diamond holes (1013 m) were completed.

The western flank of the Malundwe pit was drill tested for sterilisation purposes, with 45 holes (including 2 diamond) for 9223 m.

A summary of all drilling used for resource and reserve estimation, metallurgical, geotechnical and hydrogeological studies completed to date is presented in Table 1.

Table 1: Chimiwungo and Malundwe

Resource /Reserve, Metallurgical, Geotechnical and Hydrological

Studies — Summary of Drill Holes Used

(Extracted from April 2009 Re-filed Technical Report)

	Pre-Equinox		Equinox		Holes Drilled Since 2003 BFS		TOTAL
Drilling Type	Total No. Holes	Drilled Metres	Total No. Holes	Drilled Metres	No. Holes	Drilled Metres	Total No. Holes	Drilled Metres
Resource Estimation Holes(1)
DD Resource Holes(2)	401	70,550	100	13,612	39	3,149	501	84,162
RC Resource Holes(3)	—	—	627	59,006	168	14,672	627	59,006
Sub-total	401	70,550	727	72,618	207	17,821	1128	143,168
Metallurgical, Geotechnical and Hydrological Drill Holes
DD Metallurgical Holes #	—	—	107	11,022	68	7,088	107	11,022
DD Geotechnical Holes #	—	—	89	4,728	43	1,125	89	4,728
RC Geotechnical Holes	—	—	7	159	—	—	7	159
OH Hydrogeological Holes(4)	—	—	20	2,769	—	—	20	2,769
TOTAL	401	70,550	950	91,296	318	26,034	1,351	161,846

Notes:

(1)	31 metallurgical and 14 geotechnical holes were also used in the resource estimation.
(2)	DD means Diamond Drill Holes.
(3)	RC means Reverse Circulation Percussion Holes.
(4)	OH means Open Hole Percussion.

Sampling Method and Approach

Diamond drill hole assays were derived predominantly in the vicinity of the copper ore zones and based on diamond saw cut one third (RST sampling) or half core sampling (Phelps Dodge and Equinox sampling). The majority of RST drill holes were assayed only for copper. Equinox and Phelps Dodge holes were assayed for copper, cobalt, gold and uranium. RC samples were Jones riffle split. Equinox personnel accurately measured sample intervals for diamond drill core. RC sample intervals were based on one or two metre samples collected in plastic bags by the drilling contractor, and monitored by an Equinox geologist. For all Equinox RC drilling up to the end of 2006 (most of the RC drilling), if more than three consecutive metres of wet samples were encountered within or immediately above an ore schist (ore zone), then the RC drilling was terminated and converted to an HQ or NQ2 core hole; this was an infrequent event. For UFS RC drilling, an additional compressor booster airpack was utilised to enable drillers to keep the holes dry so that there was no potential for contamination or need for diamond tails.

Samples derived from Equinox drilling at Lumwana have been analysed for copper, cobalt, gold, uranium, sulphur and iron with some samples being assayed for other elements such as silver and nickel. For geological resource modelling, only valid drill holes of acceptable survey and sample quality were used. These were termed ‘resource holes’ and consisted of diamond, RC and pre-collared RC diamond drill holes. The total number of samples and assays used for the current Malundwe and Chimiwungo resource estimate are presented in Table 2 and the same data for the 2007 uranium Resource is included in Table 3.

Table 2: 2006 Malundwe and Chimiwungo Resource Estimation Pre-Equinox Equinox

and Combined Number of Samples / Assays in the Global Database

(Extracted from April 2009 Re-filed Technical Report)

	Pre-Equinox		Equinox		Totals		Grand Total No. Samples /Assays
Mineral	Chimiwungo	Malundwe	Chimiwungo	Malundwe	Chimiwungo	Malundwe
Copper	8,433	4,467	16,418	7,101	24,851	11,568	36,419
Cobalt	2,144	2,138	16,418	7,101	18,562	9,239	27,801
Gold	1,787	1,782	8,761	3,097	10,548	4,879	15,427
Uranium	2,082	2,138	13,524	7,101	15,606	9,239	24,845

Table 3: 2007 Malundwe UFS Drill Program Equinox and Combined Number of

Samples / Assays in the Global Database

(Extracted from April 2009 Re-filed Technical Report)

	Pre-Equinox		Equinox		Totals		Grand Total No. Samples /Assays
Mineral	Chimiwungo	Malundwe	Chimiwungo	Malundwe	Chimiwungo	Malundwe
Copper	8,433	4,467	16,418	16,754	24,851	21,221	46,072
Cobalt	2,144	2,138	16,418	15,031	18,562	17,169	35,731
Gold	1,787	1,782	8,761	5,345	10,548	7,127	17,675
Uranium	2,082	2,138	13,524	15,202	15,606	17,340	32,946

For resource estimation purposes, the final combined Malundwe and Chimiwungo global drill hole database comprises 1,128 drill holes, analysed for copper, cobalt and gold. A separate combined Malundwe and Chimiwungo uranium database was created made up of chemical uranium assays and gamma log determinations, and comprises 724 drill holes. The total number of drill holes for estimation purposes are presented in Table 1 above.

Sample Preparation, Analysis and Security

As stated above, Equinox collected Jones riffle split RC samples and diamond saw cut measured sample intervals for diamond drill core. All Equinox analytical samples were delivered to independent laboratories for sample preparation and analysis.

Appropriate quality assurance and quality control procedures (“QA/QC”) were adhered to throughout all resource drill programs by adopting certified standards, blanks, check samples and field duplicates. The protocols for the QA/QC are as follows:

•	Duplicate samples were submitted with a frequency of one per 20 drill samples.

•	Standard reference samples made from Lumwana’s mineralization were inserted at a frequency of at least one per 100 drill samples. The UFS increased this number to 1 per 20 drill samples.

•

Five percent (5%) of drill samples were selected for check analysis by a secondary laboratory. The 5% was designed to include the standard reference samples as a further check on the primary laboratory.

The check samples and field duplicate data were analysed to provide a measure of error as bias and precision. The standard reference sample data were assessed to monitor the performance of the laboratory over time by comparing the values from the reference samples submitted to the laboratory at regular intervals to the certified standard reference sample data. External check assays were conducted by Genalysis Laboratory Services Pty Ltd, based in Perth, Australia.

Golder reviewed the sampling and assay protocols and the assay results from the original laboratory and the check laboratory with the results showing no significant systematic difference between the laboratories and acceptable levels of precision. The levels of precision and bias for the original laboratory Cu%, which is the data field used for estimating copper for the current resource, results in a high degree of confidence in the resource estimate for copper.

SRK has undertaken a review of the entire uranium process from the generation of the samples at the drill site through to an analysis of the QA/QC data generated as a function of Equinox’s rigorous approach to the analytical process and found acceptable levels of accuracy precision for the uranium assays.

Data Verification

To identify whether a bias may be routinely, but inadvertently introduced during the sample preparation process, Equinox randomly selected 60, one metre RC bulk samples for size analysis, using a range of quality sieves for which the mesh size is precisely known. The average results for 30 samples of Chimiwungo and Malundwe indicated that there was an average 95% passing particle size of 2.5 mm. The result accords with observations in the field of a small particle size in the drill samples and indicates that the sample preparation and sub-sampling is satisfactory.

A study was initiated to compare the assay results from RC and diamond drill methods. This study involved drilling 12 holes (six each at Malundwe and Chimiwungo) within five metres of the existing core hole at the same dip and azimuth as the original hole. Analysis of the various elements reflected natural variability and no consistent bias between the drill methods. Some slight differences were noted for both gold and uranium but at very low grades. Typically, the RC drilling produced slightly wider and lower grade intersections compared with the diamond drilling.

Golder examined the sampling procedures on site and independently validated the sampling precision and assaying precision and accuracy. The available Lumwana data is considered by Golder as being of good standard for the purpose of resource estimation.

Hatch Associates Limited (“Hatch”) was commissioned in 2005 by Standard Bank of London to conduct a detailed audit of the Lumwana Project as part of the financing of the Lumwana Copper Project. A component of the audit was a rigorous review of the data used for the resource and reserve estimates including drilling, surveying, sampling, assaying methods and the actual data. Hatch confirmed the data were of acceptable quality for the purpose.

SRK had 19 samples re-assayed by ALS Chemex, the original laboratory. These samples were taken randomly from metallurgical samples kept at AMMTEC. The results of the comparison with the initial assays show excellent correlation and good reproducibility.

Mineral Resource and Reserve Estimates

The Lumwana “development plan” utilizes Measured, Indicated and Inferred Resources and Proven and Probable Resources over a 37 year mine life (the “Development Case”); however, the “base case plan” uses only proven and probable reserves over an 11 year mine life (the “Base Case”). The 37 year Development Case is considered most likely for a mine of Lumwana’s scale.

Copper Resource Statement

An independent Mineral Resource Estimate was prepared to the standards prescribed by the Australasian Joint Ore Reserves Committee (“JORC”) in February 2003 by Golder and reconciled to the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) prescribed by National Instrument 43-101 in June 2004. This estimate was revised by Golder in July 2006 in accordance with JORC and National Instrument 43-101 standards after completion of an infill combined diamond and RC drill program in the north-western portion of Chimiwungo (within the northern half of the BFS Chimiwungo Main Pit). The infill program upgraded a significant tonnage of Inferred Mineral Resources to the Indicated Mineral Resource category, and confirmed the continuity of mineralization. Golder also reviewed the classification of some of the Malundwe Mineral Resources based on the continuity shown by the latest drilling. The 2006 Mineral Resource estimation for the Malundwe Resource (depleted by mining to end of December 2009) and Chimiwungo Resource is presented in Table 4 and Table 5 below. Table 6 shows the total estimated Lumwana Mine Resource at the end of December 2009. Note that 14.8 million tonnes of ore at an average grade of 0.96% copper was processed to the end of December 2009.

Golder classified the Lumwana Mineral Resource principally based on data density, data quality and geological confidence parameters. The ore reserve estimation was a staged process, which involved regularizing the geological Mineral Resource block model into a “Mineable” Resource block model, which allowed for dilution, mining conditions and likely ore block continuity. This was followed by optimization, mine planning and financial analysis.

The Mineral Resource estimate for copper is based on a number of factors and assumptions, including the following:

•

The survey control and down hole surveying data were considered adequate for the purposes of this study. Geology was interpreted and modelled in three-dimensions to define geological zones that were used to flag the composited sample data for statistical and geostatistical analysis.

•	Using parameters derived from modelled variograms, Ordinary Kriging was used to estimate average block grades in the geology zones.

•	Density values were assigned globally by weathering zone.

•

The 0.2% copper cut-off grade was selected for reporting the copper, gold and cobalt resource. The 0.2% cut-off is a natural geological cut-off, predominantly sharp at the resolution of the 2 m composites used in the mineral resource estimate, and visually recognisable geological mineralization characteristics.

Table 4: Malundwe Copper, Cobalt and Gold Resource (at 0.20% Cu cut-off)(1)

	Tonnes	Cu	Co	Au
Class	(Mt)	(%)	(ppm)	(g/t)
Measured	31.4	1.09	110	0.05
Indicated	94.9	0.80	158	0.01
Total (Measured and Indicated)	126.3	0.87	146	0.03
Inferred	18.4	0.77	99	0.03

Table 5: Chimiwungo Copper, Cobalt and Gold Resource (at 0.20% Cu cut-off)

(Extracted from April 2009 Re-filed Technical Report)

	Tonnes	Cu	Co	Au
Class	(Mt)	(%)	(ppm)	(g/t)
Measured	82.5	0.76	296	0.02
Indicated	133.7	0.60	149	0.02
Total (Measured and Indicated)	216.2	0.66	205	0.02
Inferred	544.7	0.63	45	0.01

Table 6: Total (Malundwe and Chimiwungo) Copper, Cobalt and Gold Resource(1)

(at 0.20% Cu cut off)

	Tonnes	Cu	Co	Au
Class	(Mt)	(%)	(ppm)	(g/t)
Measured	113.9	0.84	244	0.03
Indicated	228.6	0.68	153	0.02
Total (Measured and Indicated)	342.5	0.74	184	0.02
Inferred	563.1	0.63	46	0.01

Notes:

(1)

Based on the Mineral Resource estimate contained in the April 2009 re-filed Technical Report, and updated to reflect the depletion by mining as of December 31, 2009. The depleted mineral resource has been defined by Robert Rigo, Vice President, Project Development of Equinox, a “Qualified Person” as such term is defined under National Instrument 43-101.

Ore Reserve Estimate

The Ore Reserve Estimate is defined in compliance with JORC standards and CIM standards as prescribed by National Instrument 43-101. The pit designs were originally based on optimizations using a $1.20/lb copper price and costs as at 2006. The cut-off and pits were checked against a $1.50/lb price and budget costs for 2008/2009. Only minor changes were required to straighten the pit ramps for an overhead power system and to better mine the uranium reserves.

For the copper reserves, dilution and mining recovery were included in the geological block models by regularising the blocks to 12.5 m x 12.5 m x 4 m in Malundwe and Chimiwungo pits within the mineralized boundary after a dilution zone of 1 m was added. This had the overall effect of increasing tonnage by 6% and reducing grade by 7%.

The Malundwe and Chimiwungo copper cut-offs are based on producing a concentrate. Table 7 summarizes the copper cut-off grades applied which are based on a copper price of a minimum of $1.50/lb with appropriate allowances for processing costs, freight and smelter charges where required. These have been based on the 2008/2009 budgets.

Table 8 gives the estimated copper sulphide Mineral Reserves and Inferred Resources contained within the designed pits based on Measured and Indicated Resources at the end of December 2009. Note that 14.8 million tonnes of ore at an average grade of 0.96% copper was processed to the end of December 2009.

Notes:

(1)

Based on the Mineral Reserve and Inferred Resource estimates contained in the April 2009 re-filed Technical Report, and updated to reflect the depletion by mining as of December 31, 2009. The depleted mineral reserves and inferred resources have been defined by Robert Rigo, Vice President, Project Development of Equinox, a “Qualified Person” as such term is defined under National Instrument 43-101.

Table 9 gives the oxide Mineral Reserves and Inferred Resources contained within the designed pits based on Measured and Indicated Resources. Note that to the end of December 2009, 3.47 million tonnes of this oxide material at an average grade of 0.59% copper was mined and stockpiled.

Table 7 : Copper Cut-off Grades

(Extracted from April 2009 Re-filed Technical Report)

Malundwe-Oxide	Chimiwungo-Oxide	Malundwe-Sulphide	Chimiwungo-Sulphide
0.25%	0.27%	0.16%	0.21%

Table 8: Sulphide Reserves and Resources within Designed Pits – Development Case(1)

	Tonnage	Cu
	(Mt)	(%)
Malundwe
Proven	29.5	1.05
Probable	76.3	0.79
Total Mineral Reserves	105.7	0.86
Inferred Resource	4.2	0.77
Chimiwungo
Proven	81.5	0.70
Probable	118.7	0.57
Total Mineral Reserves	200.2	0.62
Inferred Resource	413.0	0.60
Total

	Tonnage	Cu
	(Mt)	(%)
Proven	111.0	0.79
Probable	195.0	0.66
Total Mineral Reserves	305.9	0.70
Total Inferred Resource	417.2	0.60

Notes:

(2)

Based on the Mineral Reserve and Inferred Resource estimates contained in the April 2009 re-filed Technical Report, and updated to reflect the depletion by mining as of December 31, 2009. The depleted mineral reserves and inferred resources have been defined by Robert Rigo, Vice President, Project Development of Equinox, a “Qualified Person” as such term is defined under National Instrument 43-101.

Table 9: Oxide Reserves and Resources within Designed Pits – Development Case

(Extracted from April 2009 Re-filed Technical Report)

	Tonnage	Cu
	(Mt)	(%)
Proven	5.4	0.84
Probable	4.5	0.53

Total Mineral Reserves	9.9	0.70
Inferred Resource	3.8	0.42

As part of the mine planning process, the effect of changes in variables such as price, metallurgical recovery and process method were examined. There are no particular factors other than those described above and in the Technical Report that are anticipated to have a significant impact upon these estimates.

Uranium Resource Statement

As part of the UFS, Equinox drilled 158 RC holes and 12 diamond holes within the limits of the Malundwe pit design in 2007. An independent uranium Mineral Resource estimate was prepared to JORC standards in March 2008 by SRK. The estimate has been reconciled to the CIM standards as prescribed by National Instrument 43-101. The classification of the uranium Mineral Resource was completed principally on data density, quality and geological confidence criteria. Golder used this Mineral Resource Estimate to estimate the corresponding uranium ore reserves.

The Mineral Resource estimate for uranium was based on a number of factors and assumptions, including the following:

•

The survey control and down hole surveying data and assay data quality were considered adequate for the purposes of this study. Geological modelling was based on Leapfrog™ 3D grade interpolation at a low cut-off. The resulting mineralization envelopes were used to flag the composited sample data for statistical and geostatistical analysis.

•

Using parameters derived from modelled variograms, Uniform Conditioning was used to estimate recoverable resources (i.e., tonnage and grades corresponding to a 6.25 m x 6.25 m x 4 m selective mining unit (“SMU”)) and varying cut-off grades within the geological domains. This estimation accounts for the support effect (i.e., the mining dilution associated to the SMU).

•	Density values were assigned globally by weathering zone.

•

The uranium resources outside the new SRK model were extracted from the Golder model of 2006. This includes all the Chimiwungo material and the Malundwe material outside the newly modelled area. All these resources have been given a classification of Inferred.

There are some important sources of uncertainty for this resource estimate:

•

The definition of the geological model is based on the Leapfrog™ grade interpolation at a low cut-off, taking into account geological constraints. Due to the lack of clear control on the uranium mineralization and its variability, the definition of the mineralized envelope is not very precise, particularly for the footwall mineralization which is broken up into several disconnected zones, each supported by a low number of assays.

•

Within the geological envelope, the grade variability is very high, and the spatial correlation between uranium grades is poor, as measured by the relatively high nugget effect and short variogram ranges as compared to drill spacing.

As a consequence, individual block estimates were poor which precluded the definition of any Measured Resource. Final resource classification was based on drillhole density and grouping of the blocks in much larger units (275 m x 375 m x 20 m) corresponding to more meaningful production units of about 4 million tonnes.

Two risks associated to the estimation were identified and were reduced using a low cut-off grade at 100 ppm uranium: (i) if mining is less selective than expected, then the resource grade may be lower than estimated; and (ii) if grade control is not tight enough at mining stage, the SMU grades will be poorly estimated, and misallocation of ore parcels may occur. This would result in grades lower than expected at the plant (information effect).

The Lumwana uranium Resource has been estimated using a 0.01% uranium cut-off grade as shown in Table 10 below. Note that to the end of December 2009, 2.51 million tonnes of this material at an average grade of 1,006 ppm uranium and 0.82% copper was mined and stockpiled.

Table 10: Uranium Mineral Resources within the Lumwana Project

(Extracted from April 2009 Re-filed Technical Report)

	Tonnes	Grade	Contained Metal
Class	(Mt)	U3O8%	U3O8 lbs
Malundwe
Indicated	4.7	0.095	9,920,000
Inferred	3.9	0.047	4,009,000
Chimiwungo
Inferred	2.2	0.056	2,660,000

Uranium Ore Reserve Estimate

As part of the UFS, a uranium reserve has been separately estimated based on the drilling specifically carried out in 2007 for that purpose. The uranium reserve is contained entirely within the Malundwe copper pit.

Table 11 gives the estimated uranium Reserves and Inferred Resources for the Lumwana Mine. The cut-off grade for uranium is 0.02% uranium based on costs and recoveries for the separate uranium plant. As part of the uranium processing, the contained copper will also be recovered. Note that to the end of December 2009, 2.51 million tonnes of this material at an average grade of 1,006 ppm uranium and 0.82% copper was mined and stockpiled. The tonnage and copper content of the uranium reserves which are un-mined are included in the copper reserves.

Table 11: Uranium Reserves and Resources within Designed Pits – Development Case

(Extracted from April 2009 Re-filed Technical Report)

	Tonnage Mt	Grade U3O8%	Grade Cu %	Contained Metal U3O8 lbs	Contained Metal Cu tonnes
Malundwe
Probable	3.3	0.123	1.00	9,006,000	32,900
Total Mineral Reserves	3.3	0.123	1.00	9,006,000	32,900
Inferred Resource
Malundwe	1.0	0.086	0.91	1,893,000	9,100
Chimiwungo	1.4	0.072	0.69	2,200,000	9,500

Mining Operations – Development Case

The Lumwana Project currently consists of two deposits, Malundwe in the north-west and Chimiwungo, 7 km from Malundwe, to the south-east, although there could be opportunities to include other deposits in the area as they are proved up. Mining has started in the Malundwe pit and is currently scheduled to be completed in 2014 with production phasing in Chimiwungo. The copper ore from Malundwe and Chimiwungo is being sent to the copper plant, which is producing a concentrate suitable for sale to a smelter. The uranium rich material which is currently being stockpiled is currently proposed to be sent to a separate uranium plant, which would produce a uranium concentrate and a copper concentrate.

The Lumwana Copper Project is anticipated to produce sulphide copper ore at a rate of 20 Mtpa once full mine production is reached. The oxide ore will be stockpiled close to the ROM pad for processing later in the mine life. The uranium plant feed (+200 ppm uranium) will be separately stockpiled until the proposed uranium plant is operational.

Table 12 provides the production schedule for the copper sulphide ore for the period 2010 to 2019. The material in Table 12 is made up of Measured and Indicated ore only.

Table 12: Mine Production – Base Case – 2010 to 2019(1)

	Waste	Copper Ore Mined		Strip Ratio
Period	Mt	Mt	% Cu	t/t
2010	78.1	19.0	0.80%	4.1
2011	111.4	20.0	0.88%	5.6
2012	102.5	20.0	0.87%	5.1
2013	101.0	20.0	0.71%	5.1
2014	96.4	20.0	0.72%	4.8
2015	90.0	20.0	0.71%	4.5
2016	78.2	20.0	0.71%	3.9
2017	45.3	20.0	0.69%	2.3
2018	14.9	20.0	0.88%	0.7
2019	9.8	11.8	0.67%	0.8
TOTAL	727.6	190.8	0.77%	3.8

Notes:

(1)

Based on the Measured and Indicated Resource estimates contained in the April 2009 re-filed Technical Report, and updated to reflect the depletion by mining. The depleted measured and indicated resources have been defined by Robert Rigo, Vice President, Project Development of Equinox, a “Qualified Person” as such term is defined under National Instrument 43-101.

Total copper ore mined under the Development Case totals 730 million tonnes at an average copper grade of 0.66% with mill feed continuing at a rate of 20 Mtpa until 2044. The Base Case and Development Case mine plans give an average strip ratio of 4.2 t : 1 t. Mined uranium ore under the Development Case totals 5.4 million tonnes at an average of 0.11% U3O8 and 0.91% Cu.

Oxide material, which is included in the waste schedule above, will be stockpiled for possible future processing. Total oxide material sent to stockpile is planned to be 7.0 million tonnes at 0.76% Cu for the Base Case and 13.6 million tonnes at 0.62% Cu for the Development Case.

Metallurgical Process

Copper Plant

The ore commissioning of the copper plant began on December 3, 2008. The copper plant flowsheet has a nominal design capacity of 20 Mtpa.

Figure 7 contains a simplified process plant flowsheet showing the main unit processes.

Figure 7: Copper Plant Summary Flowsheet

Trucks from the mine tip directly into a 400 t capacity ROM dump hopper. The ROM pad accepts ore that cannot be directly dumped into the crusher feed hopper. The primary gyratory crusher is used to crush the ROM ore from a nominal top size of 1,500 mm to less than 200 mm. Oversize material is deposited on the ROM pad to be further broken by a mobile rock breaker. Crusher product is then conveyed via a 4.5 km overland conveyor to a conical crushed ore stockpile with 16 hours live capacity.

Ore is reclaimed via apron feeders onto a conveyor belt providing direct feed, at a rate of approximately 2,500 t/h, into the 38 ft x 18 ft Semi-Autogenous Grinding (“SAG”) mill. The SAG mill trommel undersize discharges into a hopper and is pumped to conventional hydrocyclones, operating in closed circuit with a 26 ft x 40 ft ball mill. The hydrocyclone overflow (P80 of 280 µm) reports to flotation, while the underflow returns to the ball mill.

The flotation plant consists of two parallel trains of rougher/scavenger cells. The rougher/scavenger concentrate reports to the regrind circuit to further liberate the copper minerals. Following regrinding, the concentrate is cleaned in a conventional cleaner/recleaner circuit to reach final concentrate grade. Final concentrate grades of approximately 44% and 29% copper are expected from Malundwe and Chimiwungo respectively.

The concentrate is dewatered in a circuit consisting of high-rate thickening followed by pressure filtration to produce a filter cake suitable for transportation. The concentrate is stored in a seven day capacity storage shed from which it is subsequently loaded onto trucks and transported to market for smelting and refining. Flotation tailings are thickened and pumped to the tailings dam.

The majority of the copper plant water is recovered and recycled from the thickener overflows and tailings dam return water. Fresh make-up water is supplied from a river water dam as required.

Uranium Plant

The Lumwana Uranium Project may be developed when suitable offtake arrangements and financing are established. The following is a discussion of the proposed uranium plant, if and when, a decision is made to proceed with development. The uranium ore is proposed to be processed through the uranium plant at a rate of 1 Mtpa. In the first five years, the uranium plant is estimated to produce 2.0 million pounds per annum of uranium oxide (U3O8) and 12,800 tpa of copper concentrate. Uranium recovery to uranium oxide is estimated to be 94% and copper recovery to the uranium plant copper concentrate is estimated to be 92%.

Figure 8 contains a simplified process plant flowsheet showing the main unit processes.

Figure 8: Uranium Plant Summary Flowsheet

The produced uranium oxide will be transported under International Atomic Energy Agency guidelines at a frequency of once per week to a shipping port. The shipping container will subsequently be loaded onto a ship and exported to a uranium conversion facility, consistent with the Nuclear Non-Proliferation Treaty.

Roast Leach Electrowin

As part of the BFS, the Roast Leach Electrowin (“RLE”) flowsheet was designed to treat Chimiwungo concentrate at a capacity of 100,000 tpa cathode copper with any excess copper concentrate being trucked off-site for processing at another smelter/refinery. Sulphuric acid and cobalt cathode were to be produced as by-products. Testwork and process modelling carried out during the BFS showed that copper recoveries of approximately 95% could be achieved. To minimize capital expenditure, Equinox determined that all of the Chimiwungo concentrate would be treated at an offsite smelter/refinery and, therefore, the RLE facility was not required. Equinox considers the RLE facility to be a potential project enhancement and not part of the integral project development plan.

Production

The Base Case projected production of copper concentrate (and subsequent metal yields) as determined via the mining plan, metallurgical testwork and concentrate treatment quotes for the period 2010 to 2019 is set out below. Total projected production of copper concentrate under the Development Case totals 16,157 dry thousand tonnes (“dkt”) while copper from smelting of concentrate is 4,449 thousand tonnes (“kt”). On the basis that the Lumwana Uranium Project is developed, total projected production of uranium oxide under the Development Case totals 11.5 million pounds.

Table 13: Summary of Lumwana Copper Project Final Product Production –

Base Case – 2010 to 2019(1)

Year	Concentrate Production	Copper from Smelting of Concentrate(1)
	(dkt/a)	(kt/a)
2010	276	135
2011	416	171
2012	447	171
2013	461	153
2014	455	134
2015	448	132
2016	437	131
2017	479	128
2018	510	164
2019	349	86
Total	4278	1405

Notes:

(1)	Based on the production estimate contained in the April 2009 re-filed Technical Report, and updated to reflect the depletion by mining as of December 31, 2009. The depleted production estimate has been defined by Robert Rigo, Vice President, Project Development of Equinox, a “Qualified Person” as such term is defined under National Instrument 43- 101.
(2)	The figures for copper from smelting of concentrate are those that Equinox would be credited for (i.e. smelting recoveries, terms and conditions as provided by Neil Seldon and Associates and summarized below).

Markets and Contracts

Lumwana Concentrates

The Malundwe concentrate (2008 to 2014) has high copper grades (typically greater than 40%) and is of interest to the Zambian, Asian and European smelters for blending. Most smelters are currently running a feed blend of approximately 31% copper and present sources of higher copper grade concentrates are declining as concentrate grades at the major supplying mines are falling.

The Chimiwungo concentrate (2015 onwards) has a lower copper grade, typically at 29%, as well as having higher cobalt grades.

Annual Treatment Charges

Over recent years, base levels of treatment charges, copper refining charges and price participation levels have generally equalised between markets on a worldwide basis. As a result, most contracts between mines and smelters, for a given time frame, are often referred to as “benchmark terms”.

Freight capture is common practise in Zambia and Africa in general, as most metal produced from domestic concentrates is exported. Smelters in this position will typically seek freight capture to offset the costs on metal exports. As a general rule of thumb, a domestic smelter will expect to capture between 50% and 90% of the mine’s saving.

For long-term valuation, a treatment charge of $80.00 per dry metric tonne of concentrate and a refining charge of $0.08 per pound of payable copper have been used in the financial analyses.

For Malundwe grade (greater than 40%), the smelters will typically pay 96.75% of the copper content and for Chimiwungo grade (approximately 29%), the smelters will typically pay for 96.5%.

Concentrate Transportation Costs

Costs to transport concentrate, using contractors, from Lumwana to the Copperbelt smelters are between $35.00 and $45.00 per tonne. Equinox has awarded a five year contract for the transportation of its concentrate to a Zambian haulage contractor. The transport contractor is using a new fleet of trucks and purpose built trailers which are tailor-made for the safe and secure handling of concentrates in bulk from Lumwana to the Copperbelt smelters.

Offsite Costs

Handling losses typically range from 0.1% to 0.3% however due to the current infrastructure and transportation facilities in Africa, Neil Seldon and Associates recommends a minimum figure of 0.5% is applied. Supervision and umpire assaying is not a set figure and will depend on a number of factors. However, Neil Seldon and Associates has recommended a figure of between $0.50 to $1.00 per dry tonne of concentrate be used.

Gold

Lumwana copper concentrates will contain low levels of gold. Smelters will recover gold at 95%, retain 1 g/t and will credit the remainder to Equinox. However, at this stage, revenue from gold has not been included in the financial analyses. To the extent that gold is payable, it will represent additional revenue for the project.

Uranium

Concentrate marketing discussions for the uranium oxide commenced with some parties offering a straight offtake, project partnership and/or project financing assistance. Contract negotiations were suspended in 2009 following the global financial crisis, but are planned to recommence in 2010. Equinox is continuing to investigate uranium oxide marketing and/or financing opportunities.

Zambian Taxes

Following local and international legal advice, Equinox believes that the 10-year stability period granted under the Lumwana Development Agreement overrides the changes to the Zambian tax regime (e.g., an increase in the corporate tax from 25% to 30% and an increase in the mining royalty from 0.6%

to 3%). However, until it resolves the uncertainty surrounding the application of the Development Agreement, Equinox will measure (and during 2009 did measure) its taxation balances on the basis of the enacted legislation. After expiry of the Lumwana Development Agreement, the enacted Zambian tax system will apply to the Lumwana Copper Project. The Lumwana Development Agreement does not cover the proposed Lumwana Uranium Project and therefore the enacted Zambian taxes will apply. See “Description of the Business — The Lumwana Project — Development Agreement” for the details of the Lumwana Development Agreement.

Where the Lumwana Development Agreement applies, management of Equinox believes that the corporate tax rate that applies to the Company is 25%, a royalty of 0.6% gross metal value is payable, and no variable tax is payable.

Where the enacted Zambian taxes apply, the corporate tax rate that applies to a company involved in copper or cobalt production is 30%, a royalty of 3.0% gross metal value is payable, and under a variable tax regime profits up to 8% will be taxed at 30%, profits above 8% will be taxed up to 45% as calculated by a prescribed formula.

VAT

Equinox’s mining outputs would be subject to VAT at either 0% or the standard rate of 16%, depending on whether or not the supply is destined for the export market or local supply. VAT on exports is chargeable at zero per cent (0%) while supplies to customers within Zambia are subject to the standard rate of 16%.

Withholding Tax

Withholding tax on payment to construction and haulage services and management and consultancy fees to third parties will be payable at a rate of 15%. Where the Lumwana Development Agreement applies, a mining company involved in copper, cobalt and uranium production, Equinox will pay withholding tax at a rate of 0% on dividends, royalties, management fees to shareholders or its affiliates and interest payments to shareholders or its affiliates or any lender of money to Equinox. Where the enacted Zambian taxes apply, as a mining company involved in copper, cobalt and uranium production, Equinox will pay withholding tax at a rate of 15% on dividends, royalties, management fees to shareholders or its affiliates and interest payments to shareholders or its affiliates or any lender of money to Equinox.

Customs Duty

The holder of a mining right is entitled to exemption from customs and excise duties in respect of all machinery and equipment required for the purposes of investment in mining or prospecting. During operations, import duty rates range from 0% on raw materials and between 5% to 25% on the importation of consumables and luxury items. Under the terms of the Lumwana Development Agreement, the Lumwana Copper Project has been granted exemptions from customs duty on grinding media and exemptions of excise duties on diesel and electricity for a period of five years.

Tax Losses Carried Forward

Tax losses are carried forward for a period of 10 years, for mining companies involved in the production of copper, uranium and cobalt.

Export Levy

No export levy is applied on the export of copper concentrates so long as the Lumwana Development Agreement applies. Where the enacted Zambian taxes apply, an export levy of 15% is applied to exported copper concentrates. The Lumwana Uranium Project is based upon produced copper concentrates being treated at Zambian smelters and therefore this export levy has not been applied.

Environmental

The Lumwana Project is a greenfields site with no pre-existing environmental liabilities. The Environmental Council of the Republic of Zambia approved the environmental impact assessment (“EIA”) for the Lumwana Copper Project in October 2005. The Lumwana Uranium Project EIA was approved in May 2009.

Most of the project, except for the Chimiwungo deposit and associated overburden dumps, falls inside the 105 Acres National Forest, an area of rejuvenating Miombo woodland. The forest’s protected status is based on its timber resource and not nature conservation considerations. The Director of Forestry in the Ministry of Environment & Natural Resources has excised and degazetted the area affected by the mine development within the Forest Reserve.

The Mine Reclamation Plan will focus on the reclamation of open pits, overburden dumps, tailings storage facilities, mill and processing facilities and river diversion scheme. The main objectives of the plan will be to return the land to conditions capable of supporting the former land use or alternative sustainable land uses, and to prevent significant adverse effects on adjacent water resources. Mine reclamation activities will be progressive, leaving minimal works outstanding at mine closure except for plant site and tailings storage facility decommissioning.

Stable landforms that will be capable of sustaining a level of socio-economic activity comparable to that existing prior to the commencement of mining activities will be created. Dams will be maintained as far as possible to maximize the opportunities for irrigation or aquaculture. The decommissioning strategy will involve the progressive development of waste dumps with profiles that will require limited post-mining remediation. On decommissioning, the pits will become lakes. The river diversion is a permanent feature and long term (post closure) water flows will thus require limited management through human intervention.

A geochemical characterization study of the tailings-solids and tailings-slurry-water samples concluded that the tailings-solids samples are classified as Non-Acid Forming. Decommissioning of the copper tailings storage facility will focus upon ensuring a stable, sustainable vegetative cover while utilizing profiling to reduce ponding on the surface to preserve the long-term stability. Decomissioning of the proposed dedicated uranium tailings storage facility will focus on progressively covering the surface of tailings with a stable land cover. The uranium tailings storage facility was designed so that by 2040 copper tailings will further isolate and entomb the decommissioned uranium tailings storage facility so it is secure for permanent closure.

The Lumwana East River and its major tributaries, the Malundwe Stream and Chimiwungo Stream, are the main watercourses in the project area. Surface water quality across the project area is similar and generally of good quality. The water management plan is driven by the need to divert flows in the Lumwana East River safely around the mine workings as the river will be interrupted by the development of the Malundwe Pits.

Diversion channels will take water from the water storage facility overflow and Chimiwungo dam and divert the water past the tailings storage facility and Malundwe pit, returning it into the Lumwana River. The catchment diversion works are designed to safely pass flood events up to 100 year return interval to the Lumwana River downstream of the project.

HIV/AIDS, malaria and other diseases represent a threat to maintaining a skilled workforce in the mining industry in Zambia. The per capita incidence of HIV/AIDS has been estimated as being one of the highest in the world and as such, HIV/AIDS remains a major healthcare challenge faced by Equinox to ensure a skilled workforce is maintained. Allowances have been made by Equinox to cover the costs associated with the health and training of the workforce.

Economic Analysis

The projections, forecasts, and estimates included in this section constitute forward-looking information. Readers are urged to review the section titled “Cautionary Statement Regarding Forward-Looking Statements” and to not place undue reliance on such forward-looking information. Such information has also not been prepared with a view toward compliance with the guidelines established by the Canadian Institute of Chartered Accountants for the preparation and presentation of prospective financial information.

The financial and economic evaluation described below and in the Technical Report has been carried out on the Base Case, which utilizes a mining schedule that contains only Measured and Indicated Resources and excludes Inferred Resources, in compliance with National Instrument 43-101, for a period of 11 years. Measured and Indicated Resources in the Development Case scenario total a 16 year mine life; however, this scenario contemplates mining a portion of Inferred Resources from year 12 onwards.

Equinox intends to develop the Lumwana Project in accordance with the Development Case, which it believes is the optimal approach for the project and is realistic given Equinox’s historic and anticipated conversion of Inferred Resources to Indicated Resources. The Development Case utilizes measured, indicated and inferred reserves and resources over the 37 year mine life; however, the Base Case uses only proven and probable ore over an 11 year mine life. While it is possible to schedule the mine to utilize almost entirely proven and probable resources for the first 16 years of production, the 37 year Development Case scenario is considered most likely for a mine of Lumwana’s scale.

Other Exploration Projects

Zambia: Copperbelt-Style Copper Cobalt Projects

Lumwana Exploration

The history of exploration at Lumwana is a long but sporadic one. Despite this, Lumwana has not been systematically explored for copper since the 1970s, with more recent explorers focusing on the existing deposits or on the uranium potential of the region.

Equinox has compiled a comprehensive Geographical Information System database of the Lumwana region using the historical exploration data, recent geophysics and drill hole information. Ongoing synthesis of the data enables targets to be defined and prioritized for future exploration.

Since it started exploration at Lumwana in 1999, Equinox has identified 28 copper, cobalt and uranium targets within the project (as shown in Figure 9). These targets have been prioritized using a number of parameters including the likelihood of locating shallow open pit mineralization in proximity to the copper plant. Chimiwungo North mineralization was discovered in 2004 by drill testing and IP geophysics chargeability anomaly. This discovery is the first new sulphide copper zone to be delineated in the Lumwana area since 1971, and the use of the IP technique has been expanded as a result.

Figure 9: Lumwana Area Exploration Potential – Locations of Prospects

In 2006, Equinox commenced a program of regional exploration at Lumwana focused on searching for Malundwe chalcopyrite-bornite style >1% copper deposits and structurally controlled uraninite uranium deposits. By the end of 2008, Equinox had completed sufficient IP geophysics within the Lumwana Mining Lease to characterize the response around Malundwe and the western portion of Chimiwungo. This coverage was further supplemented in 2009 to cover the balance of the main Chimiwungo area. New prospect evaluation was also incorporated into the 2009 program, which identified significant new IP chargeability anomalies at Odile (formerly West Malundwe), North Dome and Kamaranda survey areas. A discussion of the drill programs that have been undertaken to date is presented below in Figure 10.

Figure 10: Lumwana Area Exploration Potential – IP Survey areas

Kanga

This prospect is located south along strike and down plunge of the Malundwe deposit. A ground IP survey in June 2006 identified a significant anomaly that extended over a north-south strike of 2 km some 300 m south of the Malundwe pits. Sporadic historical drilling along the eastern margin of the anomaly, primarily by uranium explorers AGIP-COGEMA, intersected copper mineralized schist and a number of discrete zones of uranium mineralization where the mineralized shear daylights along the west flank of the basement dome. The IP response is similar to that seen within the Malundwe resource (where there is coverage) and based on previous experience Equinox believed that there was an opportunity to locate significant tonnage of copper mineralization, of similar grade to Malundwe that may also be accessible by open pit methods. Drilling of this prospect commenced in the third quarter of 2006 and continued through to September 2008. Data were compiled to enable Golder to estimate an inferred resource for the Kanga mineralization. The resource requires optimization.

Chimiwungo North

In late 2004, Equinox discovered a new copper deposit called Chimiwungo North, about 300 m north of the Chimiwungo Main deposit and approximately 3 km from the process plant site. Copper mineralization has been identified in 28 of the 30 RC drill holes drilled at Chimiwungo North on a nominal 100 m x 100 m spacing. The drilled mineralized zone extends over an area of 700 m (north-south) by 450 m (east-west), and remains open to the west, east and north.

In June 2006, an IP survey looking for extensions to Chimiwungo North identified a number of significant chargeability anomalies to the east, north and west of the known mineralization. These anomalies appear to be associated with sulphide extensions of Chimiwungo Main and Chimiwungo North deposits and as possible new discrete sulphide mineralization in an area called Kangrubwe. These anomalies are yet to be drill tested.

Kababisa and Kamaranda

Kababisa and Kamaranda prospects are respectively located 3.5 km northeast and 5 km north of the edge of the Malundwe open pit and between 7 km and 11 km northwest from the process plant site. The 2006 IP survey identified a 3.5 km north-trending anomalous zone at Kababisa and at Kamaranda, three 1 km to 2 km long northwest to north trending anomalies. These anomalies are comparable in response to those associated with the Malundwe and Chimiwungo deposits.

Kababisa was reconnaissance drill tested with aircore and RC methods in mid-2006. Results obtained were encouraging, with the intersection of transition copper oxide-sulphide minerals in the up-dip position of the interpreted thrust. An extensive RC drill program was completed in 2007 (30 holes for 4747 m) which tested an area of 500 m (east-west) by 1400 m (north-south) along the east-central portion of the IP anomaly. A solitary ore schist horizon of 8 m-14 m thickness was intersected, and it remains open to the north, south and west. Sulphide mineralogy is exclusively chalcopyrite and rare trace uraninite, and in terms of sulphide assemblage and copper grades the mineralization bears similarity to the ore zone at Chimiwungo rather than Malundwe. The mineralization is hosted in a different thrust sheet from Malundwe.

Kamaranda IP data has been imaged and a drill program is to be undertaken in the future.

West Malundwe (now Odile)

The meridional copper mineralized shoots in the Malundwe pit appear to have a set spacing within the mineralized ore schist. Work during the UFS suggested that the shoot containing both copper and uranium was open to the west, and potentially a repeat could exist further to the west again. During 2008, the area west of the Malundwe ultimate pit (at $1.20/lb Cu) was explored using IP and reconnaissance vertical RC drill holes. Additional copper mineralization was identified by drilling outside the current pit in the north west quadrant and IP detected a near-coincident chargeability anomaly at this location and a significantly larger anomaly to the south west. Work in the south-west during 2009 comprised detailed soil sampling, gradient array IP with support from dipole-dipole lines, rock chip sampling and field mapping. Soil anomalism was found to coincide with the chargeability anomalies, and field mapping located malachite in sheared quartz-biotite-kyanite schist, a lithology comparable to the main host at Malundwe. Both targets remain to be drill tested in the future.

North Dome

North Dome comprises a restricted but pronounced copper soil anomaly that is coincident with an airborne radiometric anomaly located on the northernmost extent of the Malundwe West thrust sheet, in the north of LML-49. Gradient array IP (>25km2) was conducted with dipole lines completed over the chargeability anomalies so identified. Soil sampling extended the size of the copper in soil anomaly originally defined by RST in the 1960s, such that the soil, radiometric and chargeability anomalies were coincident at a detailed scale. This prospect warrants drill testing in the future.

Uranium Exploration Potential at Lumwana

In addition to the uranium resources defined at Malundwe and Chimiwungo, there exists considerable additional exploration potential for uranium within the 1355 km2 Lumwana Mining License. AGIP-COGEMA conducted an extensive regional uranium exploration program at Lumwana between 1981-1991 which defined a number of non-JORC compliant uranium mineralized zones and prospects outside of the proposed Lumwana copper reserve base. These areas provide potential for the development of additional uranium resources. The highest priority uranium target is located on the eastern side of the Kanga prospect southeast of the Malundwe pits which was drill tested as part of the follow-up of the Kanga anomaly (Constanza-Ida prospects of AGIP-COGEMA). Hole spacing is too broad to cite resources at Ida this time, but the drilling confirmed the work of AGIP-COGEMA and additional grid drilling is under design.

Other Exploration in Zambia

Independently of the Zambezi Project, Equinox has in the past lodged applications in its own right for additional prospecting licences, notably in the south-east part of the North Western Province. One such tenement, Mufapanda, was granted to Equinox on November 9, 2009.

Mufapanda is a significant IOCG target, has extensive hematite-magnetite breccias at surface and exhibits geochemical anomalism typical of IOCG systems (Cu, Au, rare earth element). The granitoid at the centre of the property has a high amplitude magnetic signature, and sits adjacent to a major north-trending structure. Limited historical work completed at this project during the 1960s and the 1990s identified similar levels of anomalism to samples collected by Equinox geologists. Airborne magnetic, radiometric and gravity surveys are currently underway.

RISK FACTORS

The Equinox common shares are considered speculative due to the nature of Equinox’s business and the present stage of its development. Equinox’s operations are highly speculative due to the high-risk nature of its business, which is the operation, acquisition, financing, exploration and development of mining properties. A prospective investor should carefully consider the risk factors set out below.

The following information is a summary only and should be read in conjunction with detailed information appearing elsewhere in this AIF and in Equinox’s annual audited financial statements and MD&A for the year ended December 31, 2009. These risks are not the only ones which may affect Equinox. Additional risks and uncertainties not currently known to Equinox, or that are currently considered immaterial, may also impair the business of Equinox. If any such risks actually occur, the business, financial condition and operating results of Equinox could be materially adversely affected. Equinox’s business is subject to significant risks and past performance is no guarantee of future performance.

Lumwana Project at Commissioning Stage

Ramp up of the Lumwana Project continued through 2009. Any unanticipated expenses, unforeseen delays or other contingencies related to the mine ramp up or the processing plant could have a material adverse effect on Equinox.

Exploration, Development and Operating Risk

The exploration for, and development of, mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish additional mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Equinox not receiving an adequate return on invested capital.

Mining operations, such as those at the Lumwana Project, generally involve a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration for, and the development and production of, copper and other base or precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Milling operations are subject to hazards such as equipment failure, changes in ore characteristics such as rock hardness and mineralogy which may impact production rates and copper recovery, or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Although Equinox’s activities are primarily directed towards mining operations and the development of mineral deposits at the Lumwana Project, Equinox continues to explore for new mineral deposits. There is no certainty that the expenditures made by Equinox towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Uncertainty Relating to Production Estimates

Equinox has prepared estimates of future production and future production costs for the Lumwana Project. No assurance can be given that production estimates will be achieved. These production estimates are based on, among other things: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.

Actual production may vary from estimates for a variety of reasons, including, among other things: actual ore mined varying from estimates of grade, tonnage, dilution, metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes. Failure to achieve production estimates could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

Total Cash Costs of Copper Production

Operating cost estimates were originally conducted as part of the BFS and DFS. These estimates have been updated based on currently available information. Equinox’s total cash operating costs to produce a pound of copper are dependent on a number of factors, including the grade of reserves, recovery, plant throughput, consumable costs and labour costs. In the future, Equinox’s actual performance may differ from the estimated performance. Failure to achieve estimated performance could have an adverse impact on Equinox’s future cash flows, earnings, results of operations and financial condition.

Indebtedness

Equinox has a substantial amount of indebtedness as a result of its entering into the Lumwana Project Debt Facility and the subsequent refinancing under the Corporate Facility in March 2010. Equinox’s ability to make payments of the principal and interest as required by the Corporate Facility depends upon its ability to generate cash from mining activities. If the cash generated from Equinox’s mining activities is insufficient to meet the obligations to pay interest and principal under the Corporate Facility, the lenders thereto may exercise their rights under the security arrangements of the Corporate Facility, which could result in a loss or substantial reduction in the value of the principal assets of Equinox. A breach of loan or lease covenants and undertakings could result in a significant loss to Equinox.

Volatility in the Market Price of Metals

The development and success of the Lumwana Project will be primarily dependent on the future price of copper. The impact of the cobalt price will be less significant, unless Equinox recovers cobalt (which is not included in the current development plan). Should Equinox decide, subject to improvements in the uranium oxide price and global financing conditions, to develop the uranium resources at Lumwana, such uranium development would be dependent on future uranium prices. Metal prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of Equinox. Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major copper-producing countries throughout the world. The price of copper, other base and precious metals, and uranium has fluctuated widely in recent years and future serious price declines could cause continued development of, and commercial production from, the Lumwana Project properties to be impracticable. Depending on the price of copper, uranium and other base metals, projected cash flow from planned mining operations may not be sufficient and Equinox could be forced to discontinue development and production and may lose its interest in, or may be forced to sell, some of its properties. Future production from Equinox’s mining properties is dependent on copper and uranium prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower copper, uranium and other base and precious metal prices could result in material write-downs of Equinox’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Equinox’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Uncertainty in the Estimation of Mineral Reserves and Resources

There is a degree of uncertainty to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral resources and mineral reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the Lumwana Project. In addition, there can be no assurance that copper recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The economic evaluation of the mineral resources and reserves of the Lumwana Project contained in the Technical Report includes inferred mineral resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorized as mineral reserves, and there is currently no certainty that the economic analysis of the Lumwana Project presented in this AIF and the Technical Report will be achieved.

Fluctuation in copper, uranium and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revisions of such estimates. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of Equinox’s ability to extract these mineral reserves, could have a material adverse effect on Equinox’s results of operations and financial condition.

Uncertainty Relating to Inferred Mineral Resources

There is a risk that inferred mineral resources cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Metal Offtake

Equinox’s development plan for the Lumwana Project involves the processing of concentrate at third party smelters. During 2007, Equinox entered into “Take and Pay” concentrate offtake agreements with CCS, Mopani Copper Mines plc (“Mopani”) and Glencore International AG (“Glencore”) in Zambia for approximately 100% of the copper concentrates to be produced by the Lumwana Project during the initial five years of production. In May 2009, Equinox entered into a five-year concentrate offtake agreement with KCM.

During 2008 and 2009, scheduled tonnages of concentrate presented to the Mufulira Smelter of Mopani (jointly owned by Glencore and First Quantum Minerals Ltd.), while in accordance with contract specifications, were not accepted for delivery by Mopani and Glencore. Mopani and Glencore claimed that the Lumwana concentrate did not meet contract specifications. Equinox maintains that the Lumwana concentrates were within the contract specifications and the shipments were re-directed to international traders. Equinox terminated its offtake agreement with Mopani and Glencore in April 2009. Although Equinox was successful in securing alternative offtake arrangements during the dispute with Mopani and Glencore and was able to secure a new offtake agreement with KCM on economically viable terms, there is no guarantee that Equinox will not experience similar disputes in the future where it is unable to successfully enforce its rights or negotiate additional offtake contracts on economically viable terms. In addition, if uranium levels in the concentrate delivered to smelters were to exceed the contract specifications, this may lead to increased costs or penalties which could have a material adverse impact on the economics of the Lumwana Project.

Transportation and processing costs of copper concentrate could increase substantially due to an increase in the price of oil, power costs, increasing road, rail or shipping costs, and market conditions for concentrate processing by smelters.

Dependence on Limited Mining Properties

The Lumwana Project presently accounts for all of Equinox’s mineral resources and reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of the Lumwana Project such as, but not limited to, the ability of Equinox to continue to payback its debt facilities, hiring and retaining suitable personnel and contractors, and securing supply agreements on commercially suitable terms may have a material adverse effect on Equinox’s financial performance and results of operations. See “— Risks Specific to the Lumwana Project”.

Reliability of Feasibility Studies

Equinox relies on consultants who prepare engineering studies and technical reports. Equinox’s expected operating costs and expenditures, production schedules, economic returns and other projections from its mining projects, which are contained in this AIF and in any technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by Equinox, are determined and, if applicable, valued based on assumed or estimated future metal prices, cut-off grades, operating costs, capital costs, expenditures and other factors that may prove to be inaccurate. For example, significant declines in market prices for base and precious metals or extended periods of inflation would have an adverse effect on the economic projections set forth in a feasibility study. In addition, material reductions in estimates of mineralization or increases in capital costs and expenditures, or in Equinox’s ability to maintain a projected budget or renew a particular mining permit, could also have a material adverse effect on projected production schedules and economic returns, as well as on Equinox’s overall results of operations or financial condition.

Insurance and Uninsured Risks

Equinox’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox’s properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although Equinox maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with its operations. Equinox may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Equinox or to other companies in the mining industry on acceptable terms. Equinox might also become subject to liability for pollution or other hazards which may not be insured against or which Equinox may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Government Regulation

Equinox’s mining, processing, exploration and future development activities are subject to various laws governing prospecting, mining, development, production, royalties and taxes, export licenses, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Equinox’s mining and exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development or otherwise have a materially adverse effect on Equinox’s financial condition and results of operations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Equinox and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Failure to comply with applicable laws, regulations, agreements and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Licenses and Permits

Many of the mineral rights, interests and agreements of Equinox are subject to government approvals, licenses and permits. Equinox believes it holds all necessary licenses and permits under applicable laws and regulations to conduct its operations at the Lumwana Project and believes that it is presently complying in all material respects with the terms of such license and permits. However, such licenses and permits are subject to change in various circumstances. The granting, renewal and continued effectiveness of such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that Equinox will be successful in maintaining any or all of the various approvals, agreements, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, Equinox may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Estimation of Asset Carrying Values

Equinox annually undertakes an evaluation of its portfolio of development projects, exploration and other assets. The recoverability of Equinox’s carrying values of its properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, metal prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed metal prices, Equinox may be required to take additional material write-downs of its exploration and development properties.

Current Global Financial Condition

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both subprime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact Equinox’s ability to obtain equity or debt financing in the future on terms favourable to Equinox. If these increased levels of volatility and market turmoil continue, Equinox’s operations could be adversely impacted and the trading price of Equinox common shares and CDIs may be adversely affected.

Market Price of Common Shares

Securities of mid-sized companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Equinox’s securities is also likely to be significantly affected by changes in the price of copper or in Equinox’s financial condition or results of operations as reflected in its earnings reports. If an active market for Equinox’s securities does not continue, an investment in Equinox common shares may be limited and/or the price of Equinox common shares may decline and investors could lose their entire investment in Equinox common shares. As a result of any of these factors, the market price of Equinox’s securities at any given point in time may not accurately reflect the long-term value of Equinox. Securities class-action litigation has sometimes been brought against companies following periods of volatility in the market price of their securities. Equinox may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Finance Requirements

Equinox is and will be required to service existing and future indebtedness. If Equinox fails to satisfy one or more of the covenants contained in the Corporate Facility, or if there is otherwise an event of default under its terms, there can be no guarantee that Equinox will be able to raise all of the further funds necessary to meet its funding requirements through other means. In addition, there can be no assurance that such financing will be available to Equinox or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of Equinox, the interests of shareholders in the net assets of Equinox may be diluted. Any failure of Equinox to obtain the required financing on acceptable terms could have a material adverse effect on Equinox’s financial condition, results of operations and liquidity and require Equinox to cancel or postpone planned capital investments.

Environmental Risks and Hazards

All phases of Equinox’s operations are subject to environmental laws and regulations in various jurisdictions in which Equinox operates, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Equinox’s operations. Environmental hazards, which are unknown to Equinox at the present time and which have been caused by previous or existing owners or operators of the properties, may exist on the properties on which Equinox holds interests, and such hazards may cause Equinox to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Production at Equinox’s mines involves the use of various chemicals, including those which are designated as hazardous substances. Equinox has addressed contamination at its properties, and may need to continue to do so in the future, either for existing environmental conditions, or for leaks or discharges that may arise from its ongoing operations or other contingencies. Contamination from hazardous substances, either at its own properties, or other locations for which it may be responsible, may subject Equinox to liability for the investigation and remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources.

Costs of Reclamation are Uncertain

The actual costs of reclamation are uncertain and planned expenditures may differ from the actual expenditures required. It is not possible to determine the exact amount that will be required to complete reclamation activities, and the amount that Equinox is required to spend could be materially different than current estimates. Reclamation bonds or other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine’s operation. Although Equinox includes estimated reclamation costs in its mining plans, it may be necessary to revise the planned expenditures and the operating plan for Lumwana Project in order to fund required reclamation activities. Any additional amounts required to be spent on reclamation may have a material adverse affect on Equinox’s financial condition and results of operations.

Risk of International Operations

In certain countries in which Equinox has assets and operations, such assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, Equinox may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Equinox also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality, including any which may exist under the Lumwana Development Agreement, because of the doctrine of sovereign immunity. It is not possible for Equinox to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on Equinox’s operations.

Need for Additional Mineral Reserves

Because mines have limited lives based on proven and probable mineral reserves, Equinox will be required to continually replace and expand its mineral reserves as its mines produce copper and potentially uranium. The life-of-mine estimates included in the Technical Report and this AIF in respect of the Lumwana Project may not be correct. Equinox’s ability to maintain or increase its annual production of copper and other base or precious metals in the future will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines. Subject to the parameters and assumptions set out in the Technical Report, the Lumwana Project has an estimated mine life of approximately 37 years based on Reserves and Inferred Resources within designed pits (the Development Case) and 11 years based only on Proven and Probable Reserves (the Base Case).

Commodity Hedging

Equinox has hedged a component of future metal sales up to March 2011. However, there is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect Equinox from a decline in the price of the metal being hedged, it may also prevent Equinox from benefiting fully from price increases. As a result, the Company may be prevented from realizing possible revenues in the event that the market price of copper exceeds the price stated in such hedging arrangements. In addition, the Company may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price for the commodity.

Litigation

Equinox is currently in dispute with ZESCO and Mopani and Glencore and it may become involved in disputes with other parties in the future which result in litigation. If Equinox is unable to resolve these disputes favourably, it may have a material adverse impact on its financial condition, cash flow and results of operations. See “Legal Proceedings, Disputes and Regulatory Actions”.

No Assurance of Titles or Boundaries

Although Equinox has exercised due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned, and title insurance is generally not available. Equinox’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. There may be valid challenges to the title of Equinox’s properties, which, if successful, could impair development and/or operations or limit Equinox’s ability to enforce its rights with respect to its properties.

Competition

The mining industry is competitive in all of its phases and significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, Equinox faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Much of this competition is from larger, better established mining companies with greater financial resources, operational experience and technical capabilities than Equinox. As a result of this competition, Equinox may be unable to maintain or acquire rights to explore additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that Equinox will acquire any interest in additional operations that would yield reserves or result in commercial mining operations. If Equinox is not able to acquire such interests, this could have an adverse impact on future cash flows, earnings, results of operations and financial condition.

In addition, the mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour, and these shortages may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Currency Risks

Equinox’s revenue from financing activities will be received in Canadian, United States and Australian dollars, while a portion of its operating expenses will be incurred in Zambian Kwacha, South African Rand, Euros and other foreign currencies. From time to time Equinox will borrow funds and will incur capital expenditures that are denominated in foreign currency. Accordingly, foreign currency fluctuations may adversely affect Equinox’s financial position and operating results.

Human Resources

Equinox’s ability to manage its operations, exploration and development activities depends on its ability to retain current personnel and attract and retain new personnel, including management, technical workers and an unskilled workforce. Equinox’s ability to recruit and assimilate new personnel will be critical to its performance.

Equinox’s workforce became unionized in 2009. The extent of the local mineworkers’ union activities may lead to labour unrest, strikes and/or decreased productivity.

In addition, Equinox depends on a relatively small number of key officers, the loss of any of whom could have an adverse effect on Equinox. Equinox currently does not have key person insurance for these individuals. The international mining industry is very active and Equinox is facing increased competition for personnel in all disciplines and areas of operation. There is no assurance that Equinox will be able to attract and retain personnel to staff the development and operating teams.

Dividend Policy

No dividends on the Equinox common shares have been paid to date. Equinox anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board of Directors after taking into account many factors, including Equinox’s operating results, financial condition and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Equinox common shares in the public markets, or the potential for such sales, could decrease the trading price of Equinox common shares and could impair Equinox’s ability to raise capital through future sales of common shares. Equinox has previously completed private placements and public offerings at prices per share which are lower than the current market price of its common shares. Accordingly, a significant number of shareholders of Equinox have an investment profit in Equinox common shares that they may seek to liquidate. Substantially all of the Equinox common shares can be resold without material restriction either in Canada or Australia in the form of CDIs.

Shareholder Rights Plan

In May 2009, the shareholders of Equinox approved an amended and restated shareholder rights plan, which provides for substantial dilution to any potential acquirer making a take-over bid for the Equinox common shares unless that bid meets the requirements described in the shareholder rights plan. This plan could discourage a potential acquirer from making a take-over bid for Equinox and may make it more difficult for a third party to acquire control of Equinox, even if such acquisition or bid would be beneficial to Equinox’s shareholders.

Director and Officer Conflicts of Interest

Certain of the directors and officers of Equinox also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict with the best interests of Equinox and its shareholders.

Equinox may be a “PFIC” under U.S. Tax Laws

Acquiring, holding or disposing of Equinox’s securities may have tax consequences under the laws of Canada and the United States that are not disclosed in this AIF and, in particular, potential investors should be aware that Equinox may be a “passive foreign investment company” under the U.S. Internal Revenue Code and if it is or becomes a “passive foreign investment company”, there may be tax consequences for investors in the United States.

Potential investors that are U.S. taxpayers should be aware that the U.S. Internal Revenue Service may determine that Equinox is a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If Equinox is or becomes a PFIC, any gain recognized on the sale of common shares and any excess distributions paid on the common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “QEF election” generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of Equinox’s “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by Equinox. U.S. taxpayers should be aware that there can be no assurance that Equinox will satisfy record keeping requirements or that it will supply U.S. taxpayers with required information under the QEF rules, in event that Equinox is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if Equinox is a PFIC and the common shares are marketable stock. A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which Equinox is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such common shares. Investors should consult their tax advisors as to the tax consequences of an investment in Equinox.

Risks Specific to the Lumwana Project

Infrastructure for the Lumwana Project

Road access to the Lumwana Project is limited to a single highway and the current road infrastructure, while recently upgraded, requires ongoing maintenance. The maintenance of infrastructure is imperative for the success of the Lumwana Project and there are no assurances from the GRZ that this maintenance work will continue. Failure to maintain infrastructure may impede the planned operations of the Lumwana Project.

A power line has been completed to Lumwana which provides power from the main grid operated by ZESCO, the government-owned and operated electric utility company in Zambia. The further development and planned operations at the Lumwana Project are significantly dependent on the supply of power from this source. A failure to provide adequate power on a continuous basis by ZESCO could materially affect development and planned operations at Lumwana.

Equinox is currently in dispute with ZESCO over electricity charges believed by ZESCO to be incurred by Equinox between 2007 and 2008. ZESCO has claimed invoice values totaling $9.0 million for the period up to December 31, 2008. However, Equinox has determined that a value of $2.0 million is payable based on the terms of the contract. Equinox disputes ZESCO’s claim and has paid $2.0 million to ZESCO while conducting negotiations in an effort to resolve the matter. The cost of any settlement or any changes in electricity charges could have a material adverse effect on Equinox.

Equinox initiated protection relief in response to the notice of termination initiated by ZESCO. The action was heard in Lusaka High Court, Zambia in March 2009 and April 2009 and was subsequently adjourned until May 27, 2009 to allow the parties further opportunity to conclude negotiations. The notice of termination was subsequently withdrawn. In addition, the GRZ replaced the board and chief executive officer of ZESCO in 2009. Discussions between Equinox and the new management of ZESCO are continuing.

Effects of Inflation on Results of Operations

The Lumwana Project, which represents the majority of Equinox’s property, is located in Zambia which has historically experienced relatively high rates of inflation. Since Equinox is unable to control the market price at which it sells the minerals it produces (except to the extent that it enters into forward sales contracts), it is possible that significantly higher inflation in the future in Zambia, without a concurrent devaluation of the local currency against the U.S. dollar or an increase in the price of such minerals, could have a material adverse effect upon Equinox’s results of operations and financial condition.

Proposed Changes to the Tax Regime in Zambia

On April 1, 2008, the GRZ enacted a number of changes to the tax regime, particularly in relation to mining companies. This includes changes to the tax treatment that would increase corporate tax from 25% to 30%, the mining royalty from 0.6% to 3%, and a number of other proposed additional imposts including a “variable profit tax”, a “windfall tax”, and treatment of hedging income.

On January 30, 2009, the GRZ announced the abolition of a number of changes enacted in 2008, including that the windfall tax is to be abolished, hedging income can be included for tax purposes, and capital allowances were increased back up to 100%. These changes took effect on April 1, 2009. Equinox has applied the tax changes from the effective date. These changes could result in higher tax payments in Zambia, which may be material at current commodity prices.

Although the Lumwana Development Agreement entered into between Equinox and the GRZ includes a 10-year stability period applying the pre-2008 tax regime, among other fiscal incentives, which Equinox believes is binding on all parties, the enforcement against Equinox of the changes to the mining and fiscal regime could have an adverse effect on the economics of the Lumwana Project and such effect may be material to Equinox. Until it resolves the uncertainty surrounding the application of the Lumwana Development Agreement, during 2009 Equinox measured its taxation balances on the basis of the enacted legislation.

Uranium

Uranium material will be extracted from the Lumwana pits, stockpiled and potentially processed. Uranium is a radio-active element and poses a long-term environmental hazard and a risk to the health of workers. Although Equinox plans to take all reasonable precautions for the safe handling and disposal of this material, there can be no assurance that Equinox will not incur costs related to damage caused to workers and the environment by the radioactivity of the uranium.

HIV/AIDS and Other Health Risks

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Zambia. The per capita incidence of the HIV/AIDS virus in Zambia has been estimated as being one of the highest in the world. As such, HIV/AIDS remains a major healthcare challenge faced by Equinox’s operations in the country. There can be no assurance that Equinox will not incur the loss of members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on Equinox’s operations.

DIVIDENDS

Equinox and Equinox Resources have not, since the date of their respective incorporations, declared or paid any dividends on their respective common shares or ordinary shares, as the case may be, and Equinox does not currently have a policy with respect to the payment of dividends. For the foreseeable future, Equinox anticipates that it will retain future earnings and other cash resources for the operation and development of its business. The payment of dividends in the future, if any, will depend on Equinox’s earnings and financial condition and such other factors as the Board of Directors considers appropriate.

DESCRIPTION OF CAPITAL STRUCTURE

Description of Common Shares

Equinox is authorized to issue an unlimited number of common shares. As at December 31, 2009, Equinox had a total of 706,878,212 common shares issued and outstanding.

The holders of the Equinox common shares are entitled to:

(a)	vote at all meetings of shareholders of Equinox, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)	receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Equinox, any dividends declared by Equinox; and

(c)	receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Equinox, the remaining property of Equinox upon the liquidation, dissolution or winding-up of Equinox, whether voluntary or involuntary.

The rights of holders of Equinox CDIs are described below under the heading “— CHESS and CDIs in Australia”.

CHESS and CDIs in Australia

Equinox participates in the Clearing House Electronic Subregister System (“CHESS”) in Australia. Settlement of trading of quoted securities on the ASX market takes place on CHESS, which is the ASX’s electronic transfer and settlement system. CHESS allows for, and requires the settlement of, transactions in securities quoted on ASX to be effected electronically. No share or security certificates are issued in respect of shareholdings or security holdings which are quoted on the ASX and settled on CHESS, nor is it a requirement for transfer forms to be executed in relation to transfers which occur on CHESS.

CDIs are units of beneficial ownership in securities registered in the name of CHESS Depositary Nominees Pty Ltd (“CDN”), a wholly-owned subsidiary of the ASX. The main difference between holding CDIs and holding common shares is that the holder of CDIs has beneficial ownership of the underlying Equinox common shares instead of legal title to the common shares. Legal title to the common shares is held by CDN. The Equinox common shares are registered in the name of CDN for the benefit of holders of the Equinox CDIs. Holders of Equinox CDIs have the same economic benefits as they would be entitled to if they held the underlying Equinox common shares. In particular, holders of Equinox CDIs are able to transfer and settle transactions electronically on the ASX.

Holders of Equinox CDIs are entitled to all dividends, rights and other entitlements as if they were legal owners of Equinox common shares and will receive notices of all meetings of Equinox shareholders. As holders of Equinox CDIs are not the legal owners of the underlying Equinox common shares, CDN, which holds legal title to the Equinox common shares underlying the Equinox CDIs, is entitled to vote at Equinox shareholder meetings on the instruction of the holder of Equinox CDIs. Alternatively, if a holder of an Equinox CDI wishes to attend and vote at shareholder meetings, they may instruct CDN to appoint the holder (or a person nominated by the holder) as CDN’s proxy in respect of the underlying Equinox common shares beneficially owned by such holder for the purposes of attending and voting at an Equinox shareholder meeting.

Converting Equinox Common Shares and Equinox CDIs

Holders of Equinox common shares are able to convert those shares into Equinox CDIs and trade them on the ASX and holders of Equinox CDIs are able to convert those securities into Equinox common shares and trade them on the TSX by contacting Equinox’s Australian registrar and transfer agent or its Canadian registrar and transfer agent and requesting their holding to be transferred to the Australian or Canadian registrar and transfer agent as appropriate.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Equinox as at the dates indicated. This table should be read in conjunction with the annual consolidated financial statements of Equinox.

	As at December 31, 2008		As at December 31, 2009
Long Term Debt
Concessional Loan	$7,400,000		$9,561,000	(1)
Corporate Facility	606,007,000		509,091,000	(2)

	613,407,000		518,652,000

Shareholders’ Equity
Common Shares	581,477,000		737,838,000
(authorized: unlimited)	(596,933,212 shares	)	(706,878,212 shares	) (3)(4)(5)(6)(7)
Retained Earnings/(Deficit)	108,343,000		(74,720,000)
Contributed Surplus	20,400,000		15,966,000
Warrants	—		—	(6)
Accumulated other comprehensive loss	(12,000)		1,488,000

	710,208,000		680,572,000

TOTAL CAPITALIZATION	1,323,615,000		1,199,224,000

Notes:

(1)	The Euro-based Concessional Loan has a 13 year term expiring in 2014. Under the terms of the loan facility, the repayment of the principal will be in eight annual equal instalments until September 2014. The first instalment was paid in September 2007. Interest is paid annually on September 30, and was fixed at 5.26% per annum prior to September 30, 2007, after which it converted to a variable rate that adjusts on a sliding scale related to the price of copper from time to time.
(2)	On February 24, 2010, the Company reached agreement with four leading commercial banks, Standard Bank Plc, Standard Chartered Bank, Industrial and Commercial Bank of China and BNP Paribas, to provide the new $400.0 million Corporate Facility. The Corporate Facility reflects the transition of Equinox from a developer to an operator. The Corporate Facility affords Equinox greater flexibility than the Lumwana Project Debt Facility and was used to repay the Lumwana Project Debt Facility. Equinox achieved financial close of the Corporate Facility in March 2010. The key features of the Corporate Facility includes (a) the three-year $220.0 million Term Loan with a credit margin of 4.0% over LIBOR and quarterly principal and interest repayments commencing on March 31, 2010; and (b) the five-year $180.0 million Revolving Facility with a credit margin of 4.75% over LIBOR for the first two years and 4.0% over LIBOR thereafter and interest charges payable quarterly in arrears commencing on March 31, 2010. Equinox can request an increase in the amount available under the Term Loan by $80.0 million and/or the Revolving Facility by $100.0 million, subject to the approval of the lenders. The Corporate Facility is less restrictive than the Lumwana Project Debt Facility and does not contain any cash sweep provisions, nor does it require Equinox to maintain the existing contingent funding facility. The $164.7 million tranche of asset backed finance for Equinox’s mining under the Lumwana Project Debt Facility, which currently totals $99.0 million, will remain in place following the refinancing.
(3)	Does not include any common shares issuable under Equinox’s Stock Option Plan.
(4)	On January 18, 2008, Equinox completed a private placement of 823,752 common shares to Ausenco and Bateman at Cdn$5.39 for aggregate gross proceeds of Cdn$4.4 million ($4.3 million) pursuant to the terms of the EPC Contract.
(5)	On December 16, 2008, Equinox completed a private placement of 3,973,354 common shares to Ausenco and Bateman at Cdn$1.3411 for aggregate gross proceeds of Cdn$5.3 million ($4.3 million) pursuant to the EPC Contract.
(6)

Throughout 2008, Equinox issued a total of 820,000 common shares pursuant to employees exercising stock options at varying strike prices and 26,349,235 common shares through the conversion of warrants at Cdn$2.30 and realized aggregate gross proceeds of Cdn$61.5 million ($60.5 million). During 2009, Equinox issued a total of 7,710,000 common shares pursuant to employees exercising stock options at varying strike prices and realized aggregate gross proceeds of Cdn$9.7 million ($9.0 million).
(7)	On April 22, 2009, Equinox issued a total of 102,235,000 common shares in a public offering. The offer price of Cdn$1.80 per common share raised gross proceeds of Cdn$184 million ($148.3 million).

MARKET FOR SECURITIES

The Equinox common shares and CDIs are listed and posted for trading on the TSX and the ASX, respectively, in each case under the trading symbol “EQN”. The following table sets forth the reported high and low sale prices and the trading volume for the Equinox CDI on the ASX and the Equinox common shares on the TSX, for each of the periods indicated.

	ASX			TSX
2009	High (A$)	Low (A$)	Volume	High (Cdn$)	Low (Cdn$)	Volume

January	2.43	1.60	32,038,682	2.10	1.33	51,230,300
February	2.27	1.48	41,284,001	1.99	1.18	97,078,500
March	2.44	1.57	43,758,136	2.20	1.29	93,764,700
April	2.60	2.04	36,510,100	2.25	1.77	103,411,500
May	3.26	2.36	41,387,900	2.95	2.11	94,996,100
June	3.54	2.58	55,440,400	3.19	2.35	83,784,500
July	3.28	2.18	73,110,900	2.91	1.98	124,433,300
August	3.15	2.70	54,138,600	2.90	2.48	160,466,200
September	3.65	2.80	41,194,100	3.46	2.58	106,700,800
October	4.37	3.28	44,403,200	4.22	3.05	70,454,700
November	4.24	3.62	48,256,400	4.20	3.51	50,686,800
December	4.48	3.98	32,085,700	4.56	3.73	28,185,800

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The names and municipalities of residence of the directors and executive officers of Equinox as of March 15, 2010, positions held by them with Equinox and their principal occupations for the past five years are as set forth below.

Name and Municipality of Residence	Age	Current Office with Equinox	Principal Occupation (1)	Director Since (2)
Directors (3)

PETER TOMSETT (5)(6)(7)(8) West Vancouver, B.C., Canada	52	Independent Non-Executive, Director and Chairman of Board of Directors	Company Director	July 1, 2007

DAVID MCAUSLAND (6)(7)(8) Beaconsfield, Quebec, Canada	56	Independent Non-Executive, Director and Chairman of Corporate Governance and Nominating Committee	Partner of McCarthy Tétrault LLP	May 7, 2008

BRIAN PENNY (5)(6) Markam, Ontario, Canada	47	Independent Non-Executive, Director and Chairman of Audit Committee	Executive Vice President and Chief Financial Officer, New Gold Inc.	December 8, 2004

DAVID MOSHER (7)(8) Oakville, Ontario, Canada	63	Independent Non-Executive, Director and Chairman of	Company Director	April 16, 2004

Name and Municipality of Residence	Age	Current Office with Equinox	Principal Occupation (1)	Director Since (2)
		Health, Safety, Environment and Sustainability Committee

JIM PANTELIDIS (4)(5)(6) Toronto, Ontario, Canada	64	Independent Non-Executive, Director and Chairman of Compensation and Human Resources Committee	Company Director	May 7, 2008

CRAIG WILLIAMS Perth, Australia	58	President, Chief Executive Officer and Executive Director	Chief Executive Officer, Equinox	January 19, 2004

Executive Officers

MICHAEL KLESSENS Perth, Australia	44	Vice President – Finance, Chief Financial Officer	Chief Financial Officer, Equinox	N/A

COBB JOHNSTONE Claremont, Australia	53	Vice President –Operations, Chief Operating Officer	Chief Operating Officer, Equinox	N/A

ROBERT RIGO Perth, Australia	55	Vice President – Project Development	Vice President – Project Development, Equinox	N/A

RALPH GIBSON Claremont, Australia	53	Vice President, Project Finance	Vice President, Project Finance	N/A

CARL HALLION Nedlands, Australia	39	Vice President, Business Development	Vice President, Business Development	N/A

SONYA STARK Milton, Ontario, Canada	40	Vice President, Corporate Affairs and Corporate Secretary	Vice President, Corporate Affairs and Corporate Secretary	N/A

KEVIN VAN NIEKERK Toronto, Ontario, Canada	47	Vice President, Investor Relations	Vice President, Investor Relations	N/A

Notes:

(1)	During the past five years each of the foregoing directors and executive officers has been engaged in the principal occupation shown opposite his name, except as follows:

Peter Tomsett has been Chairman of the Board of the Company since July 1, 2007 (director since January 2006) and Chairman of the board of Silver Standard Resources since 2006. Prior to this, Mr. Tomsett was employed by Placer Dome Inc. (a mining company specializing in gold and other precious metals) as an Executive Vice-President from January 2001 to September 2004 and then as President and Chief Executive Officer from September 2004 to January 2006.

David McAusland has been a Partner of McCarthy Tétrault LLP since July 2009. Prior to this, Mr. McAusland was an independent consultant and corporate director and prior to February 2008, Mr. McAusland was employed by Alcan Inc. (a producer of aluminum and other materials) as Senior Vice-President, Mergers & Acquisitions and Chief Legal Officer from 1999 to 2005 and then as Executive Vice-President, Corporate Development and Chief Legal Officer from 2005 to February 2008.

Brian Penny commenced his employment with New Gold Inc. (a gold producing company) as Executive Vice President and Chief Financial Officer in June 2009 (Mr. Penny was the Chief Financial Officer of Western Goldfields Inc. from February 2006 to June 2009). In addition, Mr. Penny has held the positions of Vice-President, Finance and Chief Financial Officer with Silver Bear Resources Inc. (a silver exploration company) since January 2005. Prior to that, Mr. Penny held the position of Chief Financial Officer of Kinross Gold Corporation (a gold producing company) from June 1993 to June 2004.

David Mosher is currently a company director. Prior to this, Mr. Mosher was employed by High River Gold Mines Ltd.

(a gold producing company) as President and Chief Executive Officer from June 1992 to November 2008.

Jim Pantelidis has been a company director since 2006. Prior to this, Mr. Pantelidis was employed by FisherCast Global Corporation (a manufacturer of engineered, die cast metal components) as Chairman and Chief Executive Officer from October 2004 to June 2006. Prior to that, Mr. Pantelidis held the position of President of J.P. & Associates (a strategic consulting group) from 2002 to 2003.

Craig Williams held the position of Chief Executive Officer of Equinox Resources Limited prior to the Corporation’s reorganization in January 2004. He was appointed to the board of directors of Equinox Resources Limited on June 29, 1993.

Cobb Johnstone held the position of Chief Operating Officer of Sinogold from April 2006 until December 2009 and prior to April 2006, General Manager of KCGM from June 2004 to March 2006.

Ralph Gibson held the position of Chief Executive Officer of Penhurst Investments Pty Ltd. From July 1, 2000 until January 31, 2007.

Carl Hallion held the position of Manager of Business Development of Xstrata Copper from February 2005 to June 2009.

Sonya Stark held the position of Vice President, Corporate Affairs and Corporate Secretary of Baffinland Iron Mines Corporation from March 2007 until June 2009 and prior to March 2007, Vice President, Administration and Corporate Secretary of Tiberon Minerals Limited from October 2005 until March 2007.

(2)	Notwithstanding that Equinox’s by-laws provide for a staggered election process whereby directors are required to retire and offer themselves for re-election every three years, the Board of Directors has unanimously adopted a Director Election Policy pursuant to which the election of all directors shall take place at each annual meeting of Equinox’s shareholders and all directors elected or appointed to the Board of Directors shall agree that at such meeting all directors then in office shall voluntarily retire effective at the end of that meeting and, if qualified, shall be eligible for re-election.
(3)	Harry Michael, resigned from the Board of Directors on July 24, 2009, and resigned as Vice President – Operating and Chief Operating Officer of Equinox effective December 1, 2009.
(4)	Mr. Pantelidis was formerly a director of Tattoo Footware Inc., resigning from the board of that company in May 2004. The company went into receivership in the 12-month period following Mr. Pantelidis’ resignation.
(5)	Member of the Audit Committee.
(6)	Member of the Compensation and Human Resources Committee.
(7)	Member of the Corporate Governance and Nominating Committee.
(8)	Member of the Health, Safety, Environment and Sustainability Committee.

As of the date of this AIF, the directors and executive officers of Equinox, as a group, beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 1,900,705 Equinox common shares, including Equinox CDIs, representing approximately 0.27% of the issued and outstanding common shares.

Conflicts of Interest

Certain directors and officers of Equinox are directors, officers and/or shareholders of other private and publicly listed companies. While there is potential for conflicts to arise, the Board of Directors has not received notice from any director or officer of Equinox indicating that such a conflict currently exists. Conflicts of interest affecting the directors and officers of Equinox will be governed by the Canada Business Corporations Act and other applicable laws. In the event that such a conflict of interest arises at a meeting of the Board of Directors, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture.

AUDIT COMMITTEE

Audit Committee Charter

The main responsibilities of the Audit Committee are set out in its charter, which is included at Schedule “A” to this AIF. The text of the Audit Committee Charter is also available on Equinox’s website at www.equinoxminerals.com and on SEDAR at www.sedar.com.

Composition of the Audit Committee

The Audit Committee has been structured to comply with the requirements of National Instrument 52-110 – Audit Committees (“National Instrument 52-110”) of the Canadian Securities Administrators. The Audit Committee is comprised of Brian Penny (Chair), Jim Pantelidis and Peter Tomsett. Each member of the Audit Committee is a financially literate, unrelated and independent director under National Instrument 52-110. The Audit Committee met four times during the year ended December 31, 2009.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

•

Brian Penny (Non-executive Director) is currently the Chairman of the Audit Committee. Mr. Penny is a Certified Management Accountant (Ontario) and holds a Diploma in Business - Accounting from the Cambrian College of Applied Arts & Technology. Mr. Penny is Executive Vice President and Chief Financial Officer of New Gold Inc. and in addition is Vice President Finance and Chief Financial Officer of Silver Bear Resources Inc. Prior to this Mr. Penny served as Vice President, Finance and Chief Financial Officer of Toronto-based Kinross Gold Corporation.

•

Jim Pantelidis (Non-executive Director) holds a Bachelor of Science degree and a Masters of Business Administration. He spent a large part of his career in the petroleum sector with Gulf Canada and Petro-Canada, where he was an Executive Vice President at the time of his departure. Between 1999 and 2001, he was Chairman and Chief Executive Officer of the Bata Shoe Organization. From 2002 to 2003, Mr. Pantelidis was President of J.P. & Associates, a strategic consulting group. From 2004 to 2006, Mr. Pantelidis served as Chairman and Chief Executive Officer of FisherCast Global Corporation.

•

Peter Tomsett (Non-executive Director and Chairman) has over 25 years of experience in the mining industry, including 20 years with Placer Dome Inc. (“Placer”) Most recently, he served as President and Chief Executive Officer of Placer until its acquisition by Barrick Gold Corporation in January 2006.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services; however, as provided for in National Instrument 52-110, the Audit Committee must pre-approve all non-audit services to be provided to Equinox or its subsidiaries, unless otherwise permitted by National Instrument 52-110.

External Auditor Service Fees

For the financial years ended December 31, 2009 and 2008, Equinox’s external auditors, PricewaterhouseCoopers LLP, charged the following aggregate fees to the Company:

Services	2009 Fees ($)	2008 Fees ($)
Audit Fees	379,306	436,084
Audit-Related Fees (1)	1,648	129,723
Tax Fees (2)	171,015	168,865

(1)	For the year ending December 31, 2009, Equinox paid $1,648 for services relating to the review of National Instrument 52- 109.
(2)	For the year ending December 31, 2009, Equinox paid $171,015 for tax compliance, tax advice and tax planning. For the year ended December 31, 2008, Equinox paid $168,865 for tax compliance, tax advice and tax planning.

LEGAL PROCEEDINGS, DISPUTES AND REGULATORY ACTIONS

Equinox is currently in dispute with ZESCO over electricity charges believed by ZESCO to be incurred by Equinox between 2007 and 2008. ZESCO has claimed invoices totaling $9.0 million for the period up to December 31, 2008, however based on legal advice Equinox has determined that a value of $2.0 million is payable based on the terms of the contract. Equinox disputes ZESCO’s claim and has paid $2.0 million to ZESCO while conducting negotiations in an effort to resolve the matter.

Equinox initiated protection relief in response to the notice of termination initiated by ZESCO. The action was heard in Lusaka High Court, Zambia in March 2009 and April 2009 and was subsequently adjourned until May 27, 2009, to allow the parties further opportunity to conclude negotiations. The notice of termination was subsequently withdrawn. In addition, during 2009, the GRZ replaced the board and chief executive officer of ZESCO. Discussions between Equinox and the new management of ZESCO are continuing. Equinox believes that this matter can be resolved in a reasonable manner.

Scheduled tonnages of concentrate presented to the Mufulira Smelter of Mopani (jointly owned by Glencore and First Quantum Minerals Ltd.), while in accordance with contract specifications, were not accepted for delivery by Mopani and/or Glencore during 2008 and 2009. Mopani and Glencore claimed that the Lumwana concentrate did not meet contract specifications. Equinox maintains that the Lumwana concentrates were within the contract specifications and the shipments were re-directed to international traders. Equinox terminated its offtake agreement with Mopani and Glencore in April 2009.

Equinox was not subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2009; no other penalties or sanctions have been imposed by a court or regulatory body against Equinox that would likely be considered important to a reasonable investor in making an investment decision; and, Equinox did not enter into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2009.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Equinox and no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of Equinox’s outstanding common shares or CDIs, nor any associate or affiliate of any such director, executive officer or 10% holder, has had any material interest, directly or indirectly, in any transaction with Equinox within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Equinox.

TRANSFER AGENT AND REGISTRAR

Equinox’s registrar and transfer agent for its common shares is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario, Canada. Equinox’s registrar and transfer agent for its CDIs is Advanced Share Registry Services at its principal offices in Perth, Australia.

MATERIAL CONTRACTS

The only material contracts entered into by Equinox or its subsidiaries within the most recently completed financial year or prior to the most recently completed financial year and still in force, other than contracts entered into in the ordinary course of business, are as follows:

1.	Common Terms Agreement dated December 1, 2006 among LMC, Standard Chartered Bank, the senior lenders, European Investment Bank, the subordinated lender, and others for the financing of certain project facilities at Lumwana, forming part of the Lumwana Project Debt Facility. See “General Development of the Business — The Lumwana Project — Financing Activities”.

2.	First Supplemental Agreement dated April 30, 2007, amending and restating a Concentrate Offtake Agreement and the Concentrate Offtake Agreement dated February 15, 2007, between LMC and CCS in relation to the Lumwana Copper Mine Project. See “Description of the Business — Lumwana Project — Development and Operating Activities”.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP are the Company’s external auditors and have reported to the shareholders on the Company’s comparative consolidated financial statements for the year ended December 31, 2009 in their report dated March 10, 2010. In connection with their audit, PricewaterhouseCoopers LLP has confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Information of an economic (including economic analysis), scientific or technical nature regarding the Lumwana Project included in this AIF is based upon the Technical Report except for such scientific or technical information arising since the date of the Technical Report which has been prepared under the supervision of Robert Rigo, Vice President, Project Development of Equinox. Ross Bertinshaw, Principal, Golder, Daniel Guibal, Corporate Consultant, SRK, Andrew Daley, Director, IRF and Robert Rigo are responsible for the Technical Report. Each of Messrs. Bertinshaw, Guibal, Daley and Rigo is a “Qualified Person” as such term is defined in National Instrument 43-101. Except for Robert Rigo, all of the persons responsible for the Technical Report are independent of Equinox within the meaning of National Instrument 43-101, and, other than Mr. Rigo, no such person has an interest in the property of Equinox. Mr. Rigo’s interest in Equinox represents less than 1% of Equinox’s issued and outstanding common shares.

ADDITIONAL INFORMATION

Additional information, including particulars of directors’ and officers’ remuneration and indebtedness, principal holders of Equinox’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in Equinox’s management proxy circular for its most recent annual general meeting of shareholders that involved the election of directors. Additional financial information is provided in Equinox’s comparative consolidated financial statements for the financial year ended December 31, 2009 and the MD&A related thereto.

Additional information relating to the Company, including Equinox’s financial statements and MD&A for the financial year ended December 31, 2009 and its interim financial statements and MD&A for the quarters ended March 31, June 30 and September 30, 2009, may be found on SEDAR at www.sedar.com.

SCHEDULE 1

AUDIT COMMITTEE CHARTER

1.0	PURPOSE

The Audit Committee (the “Committee” or the “Audit Committee”) of Equinox Minerals Limited (“Equinox” or the “Corporation”) has been established by the Board of Directors (the “Board”) for the purposes of overseeing the accounting and financial reporting practices of the Corporation, the audits of the Corporation’s financial statements, review the Corporation’s systems of internal controls and risk management and shall assume responsibility for::

1.1	Financial Reports

Overseeing the integrity of the Corporation’s financial statements and financial disclosure.

1.2	External Auditors

Overseeing the independence of the auditors, evaluating the work of the auditors, nominating and determining compensation for the auditors and pre-approving any non-audit services provided by the auditors.

1.3	Internal Controls

Verifying management has implemented and maintained systems of internal controls.

1.4	Risk Management

Establishing and reviewing the Corporation’s risk management system, confirming compliance with regulatory requirements, establishing a whistleblower/complaints policy and reviewing disclosure related to the Audit Committee.

2.0	COMPOSITION

2.1	Members

The Committee shall be composed of as many members as the Board shall determine necessary to be of sufficient size to discharge its mandate effectively but in any event, not fewer than three members. The members of the Committee shall be appointed annually by the Board, on the recommendation of the Corporate Governance and Nominating Committee, following the annual meeting of shareholders.

2.2	Qualifications

Independence

Each member of the Committee must be independent. “Independent” shall have the meaning, as the context requires, given to it in the Canadian Securities Administrators’ National Instrument 52-110 Audit Committees, as may be amended from time to time.

Availability

No director may serve as a member of the Committee if such director serves on the audit committee of more than two other public companies unless the Board of Directors determines that such simultaneous service would not impair the ability of such director to effectively serve on the Committee.

Technical Expertise and Financial Literacy

The Audit Committee shall have sufficient technical expertise to carry out its mandate effectively.

At the time of his or her appointment to the Committee, each member of the Committee shall have, or shall acquire within a reasonable time following appointment to the Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

At least one member of the Audit Committee shall have relevant qualifications and experience (that is, should be a qualified accountant or other finance professional with experience of financial and accounting matters) and some members must have an understanding of the industry in which the Corporation operates.

2.3	Term

Each member of the Committee shall serve at the pleasure of the Board until the next annual meeting of shareholders or until the member resigns, is removed, or ceases to be a member of the Board or an independent director. If, and whenever, vacancies shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains.

2.4	Chair

At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint, on the recommendation of the Corporate Governance and Nominating Committee, a Chair of the Audit Committee. If a Chair is not elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership. The Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this Charter, work with management to develop the Audit Committee’s annual work-plan and provide reports and recommendations of the Audit Committee to the Board.

3.0	OPERATIONS

3.1	Meetings

The Committee shall meet quarterly and may meet as many further times per year as necessary to carry out its responsibilities effectively.

3.2	Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum.

3.3	Notice

The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board, or the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Corporation’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

3.4	Agenda

The Chair of the Committee, with the assistance of the Corporate Secretary, shall develop and set the agenda, in consultation with other members of the Committee, the Board and management. The agenda and information concerning the business to be conducted at each Committee meeting shall be, to the extent practical, communicated to members of the Committee sufficiently in advance of each meeting to permit meaningful review.

3.5	Minutes; Reporting to the Board

The Committee shall report regularly, which shall be at least quarterly, to the Board. The Committee shall maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of discussions held. Upon approval of the minutes by the Committee, the minutes shall be circulated to the members of the Board. The Chair (i) will report orally or electronically to the Board on the outcome of the Audit Committee Meeting prior to the Board approving the financial statements or other financial disclosure, and (ii) may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

3.6	Attendance of Non-Members

The external auditors are entitled to attend and be heard at each Audit Committee meeting. In addition, the Committee may invite to a meeting any officers or employees of the Corporation, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities. At least once per year, the Committee shall meet with management in separate sessions to discuss any matters that the Committee or such individuals consider appropriate.

3.7	Meetings without Management and Auditors

The Committee shall hold unscheduled or regularly scheduled meetings, or portions of meetings, at which management is not present, including with the Corporation’s external auditors.

3.8	Charter Review

The Committee shall review and update this Charter annually and present it to the Board and/or Corporate Governance Committee for approval.

4.0	RESPONSIBILITIES

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by any exchange upon which securities of the Corporation are traded, or any governmental or regulatory body exercising authority over the Corporation, as are in effect from time to time (collectively, the “Applicable Requirements”).

4.1	Financial Reports

General

The Audit Committee is responsible for overseeing the integrity of the Corporation’s financial statements and financial disclosures and overseeing the independence of the external auditors. Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Corporation. The external auditors are responsible for auditing the Corporation’s annual consolidated financial statements and for reviewing the Corporation’s unaudited interim financial statements.

Reporting to Shareholders

The Audit Committee is responsible for reporting annually to shareholders, in the Corporation’s annual information form, on the carrying out of its responsibilities under this Charter and on other matters as required by applicable securities regulations.

Review of Annual Financial Reports

The Audit Committee shall review the annual consolidated audited financial statements of the Corporation, the external auditors’ report thereon and the related management’s discussion and analysis of the Corporation’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

Review of Interim Financial Reports

The Audit Committee shall review the interim consolidated financial statements of the Corporation, the external auditors’ review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

Review Considerations

In conducting its review of the annual financial statements or the interim financial statements, including related footnotes, MD&A, earnings releases and the annual information form, for the purpose of recommending approval by the Board of Directors prior to being released or filed with the regulators, the Audit Committee shall have the following responsibilities and report their fulfilment to the Board:

(i)	meet with management and the external auditors to discuss the financial statements and MD&A;

(ii)	discuss among itself, without management or the external auditors present, the information disclosed to the Committee;

(iii)	assess whether external reporting is consistent with Committee members’ information and knowledge and is adequate for shareholders’ needs;

(iv)	review the disclosures in the financial statements in light of the reliability and integrity of accounting policies and financial reporting and disclosure practices;

(v)	review the audit report or review report prepared by the external auditors;

(vi)	discuss with management, the external auditors and legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(vii)	review with management and the external auditors any serious issues with the audit;

(viii)	review the accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(ix)	review the assurances received from both financial management and the external auditors that the financial statements are fairly presented in conformity with applicable accounting standards in all material respects;

(x)

review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under applicable accounting standards;

(xi)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(xii)	review management’s report on the effectiveness of internal controls over financial reporting and assess the management processes supporting external reporting;

(xiii)	review the factors identified by management as factors that may affect future financial results;

(xiv)	review results of the Corporation’s audit committee whistleblower hotline program;

(xv)	review any other matters, related to the financial statements, that are brought forward by the external auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements; and

(xvi)	review with the external auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors.

Approval of Other Financial Disclosure

The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Corporation, press releases disclosing, or based upon, financial results of the Corporation and any other material financial disclosure, including financial guidance provided to analysts, rating agencies or otherwise publicly disseminated. The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure or results required to be released, filed or lodged under TSX or ASX listing rules or any Applicable Requirements.

4.2	External Auditors

General

The Audit Committee shall be responsible for oversight and evaluation of the work of the external auditors, including the external auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

Appointment and Compensation

The Committee shall be responsible for recommending to the Board (a) the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and (b) the compensation of the external auditor.

The Corporation shall provide appropriate funding, as determined by the Audit Committee, for payment of: (i) compensation to the external auditors and any other public accounting firm engaged to prepare or issue an audit report or perform other audit, review or attestation services for the Corporation; (ii) compensation of any advisers retained by the Audit Committee; and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Reporting to Audit Committee

The Audit Committee shall ensure that the external auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

Resolution of Disagreements

The Audit Committee shall resolve any disagreements between management and the external auditors as to financial reporting matters brought to its attention.

Discussion with External Auditors

At least annually, the Audit Committee shall discuss with the external auditors such matters as are required by applicable auditing standards to be discussed by the external auditors with the Audit Committee.

Audit Plan

At least annually, the Audit Committee shall review a summary of the external auditors’ proposed annual audit plan and the audit procedures to be used. The Audit Committee shall consider and review with the external auditors any material changes to the scope of the plan and/or the audit procedures to be used.

Review Reports

The Audit Committee shall review a report prepared by the external auditors, and delivered in a timely manner, in respect of each of the interim financial statements of the Corporation.

In connection with any annual audited financial statements, the Audit Committee shall obtain a report from the external auditor describing all critical accounting policies and practices used, all alternative treatments within applicable accounting standards for policies and practices related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and any material written communications between the external auditors and management (such as any “management” letter or schedule of unadjusted differences).

At least annually, the Audit Committee shall obtain and review a report prepared by the external auditors describing (i) the auditors’ internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; and (iii) the auditors’ independence.

Independence of External Auditors

At least annually, and before the external auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the external auditors a formal written statement describing all relationships between the external auditors and the Corporation; discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors; and obtain written confirmation from the external auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the external auditors belong and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the external auditors.

Evaluation and Rotation of Lead Partner

At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the external auditors and determine whether it is appropriate to adopt or continue a policy of rotating lead partners of the external auditors.

Pre-Approval of Non-Audit Services

The Audit Committee shall approve in advance any retainer of the external auditors to perform any non-audit service to the Corporation that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures. The Audit Committee must be satisfied that provision of the services will not compromise the auditor’s independence. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

The Audit Committee shall ensure that the external auditors are prohibited from providing the following non-audit services and shall determine which other non-audit services the external auditors are prohibited from providing:

•	bookkeeping or other services related to the accounting records or financial statements of the Corporation;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources consulting;

•	broker or dealer, investment advisor or banking services;

•	legal or expert services unrelated to the audit; and

•	any other services which the Public Corporation Accounting Oversight Board determines to be impermissible.

Hiring Policies

The Audit Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

Financial Executives

The Committee shall review and discuss with management the appointment of key financial executives and recommend qualified candidates to the Board, as appropriate.

4.3	Internal Controls

General

The Audit Committee shall review the Corporation’s system of internal controls.

Establishment, Review and Approval

The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the external auditors:

(i)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Corporation’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	the adequacy of procedures that are in place for the review of the Corporation’s public disclosure or financial information extracted or derived from the Corporation’s financial statements;

(iii)	the adequacy of procedures that are in place to ensure that management provides the Committee with timely analysis of significant issues and practices relating to accounting principles and policies, financial reporting and internal control over financial reporting;

(iv)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Corporation’s periodic regulatory filings;

(v)	any material issues raised by any inquiry or investigation by the Corporation’s regulators;

(vi)	the Corporation’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Corporation to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting;

(vii)	hiring policies for partners, employees or former partners and former employees of the external auditors;

(viii)	any related significant issues and recommendations of the external auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls;

(ix)	the detection of illegal acts;

(x)	the external auditors’ responsibilities under applicable accounting standards;

(xi)	any restrictions on the scope of the external audit;

(xii)	any significant accounting policies;

(xiii)	management judgment and accounting estimates;

(xiv)	any accounting adjustments arising from the audit that were noted or proposed by the external auditors but were passed (as immaterial or otherwise);

(xv)	the responsibility of the external auditors for other information in documents containing audited financial statements;

(xvi)	disagreements and difficulties encountered with management in performing the audit;

(xvii)	consultation by management with other accountants;

(xviii)	major issues discussed with management prior to retention of the external auditors;

(xix)	the external auditor’s judgment about the quality of the entity’s accounting principles; and

(xx)	the responsibilities, budget and staffing of the Corporation’s internal audit function.

4.4	Risk Management

The Audit Committee must establish and review the Corporation’s systems of risk oversight and management and report their results to the Board.

Policies and Procedures

The Committee must establish risk management systems designed to:

(a)	identify, assess, monitor and manage risks that could have a material impact on the Corporation’s business (“material business risks”); and

(b)	identify material changes to the Corporation’s risk profile.

The Committee must establish polices for the oversight and management of material business risks which:

(c)	reflect the Corporation’s risk profile and clearly describe all elements of the risk management systems;

(d)	take into account its legal obligations;

(e)	consider the reasonable expectations of its stakeholders;

(f)	describe the roles and accountabilities of the Board, Audit Committee, management and internal audit; and

(g)	provide for reporting by management to the Board as to the effectiveness of the Corporation’s management of its material risks.

Compliance with Legal and Regulatory Requirements

The Audit Committee shall review reports from the Corporation’s Corporate Secretary and other management members on legal or compliance matters that may have a material impact on the Corporation, the effectiveness of the Corporation’s compliance policies and any material communications received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific applicable law and guidance, and management’s plans to remediate any deficiencies identified.

The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation.

Audit Committee Hotline Whistleblower Procedures

The Audit Committee shall establish procedures for (a) the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters. Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and legal counsel to reach a satisfactory conclusion.

Audit Committee Disclosure

The Audit Committee shall review and approve any audit committee disclosures required by Applicable Requirements in the Corporation’s disclosure documents.

5.0	AUTHORITY

5.1	Delegation

The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this Charter as the Audit Committee deems appropriate.

5.2	Advisors

The Committee may retain, and determine the fees of, independent counsel and other advisors, in its sole discretion.

5.3	Access to Management and Auditors

The Committee shall have unrestricted access to the Corporation’s management and employees and the books and records of the Corporation, and the Corporation’s external auditors.

The Corporation’s external auditors will also have direct access to the Committee at their own initiative.

6.0	NO RIGHTS CREATED

This Charter is a statement of broad policies and is intended as a component of the flexible governance framework within which the Audit Committee, functions. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Corporation’s Articles and By-laws, it is not intended to establish any legally binding obligations.